SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY WEFUNDER (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH INVESTOR IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY INVESTOR IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION,

INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES,

CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

To: Denim.LA, Inc.
8899 Beverly Blvd., Suite 600
West Hollywood, CA 90069

Ladies and Gentlemen:

1.   **Subscription.**

(a)   The Investor hereby irrevocably subscribes for and agrees to purchase shares (the "*Shares*") of Series A-3 Preferred Stock (the "*Series A-3 Preferred Stock*"), par value $0.0001 per share, of Denim.LA, Inc., a Delaware corporation (the "*Company*"), which shares of Series A-3 Preferred Stock are convertible into shares of Common Stock of the Company, par value $0.0001 per share (the "*Common Stock*"). Such purchases shall be made at a purchase price of $0.59 per share of Series A-3 Preferred Stock (the "*Per Security Price*"), rounded down to the nearest whole share based on Investor's subscription amount, upon the terms and conditions set forth herein. The purchase price of each Share is payable in the manner provided in Section 3(a) below. The Shares being subscribed for under this Subscription Agreement and the Common Stock issuable upon the conversion of the shares of Series A-3 Preferred Stock subscribed for herein are sometimes referred to herein as the "*Securities*." The rights and preferences of the Securities are as set forth in the Amended and Restated Certificate of Incorporation of the Company any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document. *Notwithstanding*, the Per Security Price shall be reduced by 30% for Investors subscribing for the first $250,000.37 in this Offering, or $0.41 per share (the "*Discounted Per Security Price*").

(b)   By subscribing to the Offering, Investor acknowledges that Investor has received and reviewed a copy of the Form C and Offering Materials and any other information required by Investor to make an investment decision with respect to the Securities.

(c)   This Subscription may be accepted or rejected in whole or in part, at any time prior to the Termination Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Investor only a portion of the number of the Shares that Investor has subscribed to purchase hereunder. The Company will notify Investor whether this subscription is accepted (whether in whole or in part) or rejected. If Investor's subscription is rejected, Investor's payment (or portion thereof if partially rejected) will be returned to Investor without interest and all of Investor's obligations hereunder shall terminate.

(d)   The aggregate number of shares of Series A-3 Preferred Stock that may be sold by the Company in this offering shall not exceed 1,999,586 shares (the "*Maximum Shares*"). The Company may accept subscriptions until April 29, 2020, unless earlier terminated by the Company in its sole discretion (the "*Termination Date*"). Provided that subscriptions for at least 243,903 shares of Series A-3 Preferred Stock are received (the "*Minimum Offering*"), the Company may elect at any time to close all or any portion of this offering on various dates at or prior to the Termination Date (each a "*Closing*").

(e)   In the event of rejection of this subscription in its entirety, or in the event the sale of the Shares (or any portion thereof) to Investor is not consummated for any reason, this Subscription Agreement shall have no force or effect, except for Section 6 hereof, which shall remain in force and effect.

(f)   The terms of this Subscription Agreement shall be binding upon Investor and its transferees, heirs, successors and assigns (collectively, "*Transferees*"); provided that for any such transfer to be deemed effective, the Transferee shall have executed and delivered to the Company in advance an instrument in form acceptable to the Company in its sole discretion, pursuant to which the proposed Transferee shall be acknowledge, agree, and be bound by the representations and warranties of Investor, terms of this Subscription Agreement, and the Company consents to the transfer in its sole discretion.

2.   **Joinder to Investment Agreements**. By subscribing to the Offering and executing this Subscription Agreement, Investor (and, if Investor is purchasing the Shares subscribed for hereby in a fiduciary capacity, the person or persons for whom Investor is so purchasing) hereby joins as a party that is designated (a) as an "Investor" under each of (i) the Amended and Restated Investors' Rights Agreement to be dated as of the initial Closing, in substantially the form attached hereto as Exhibit A (the "*Investors' Rights Agreement*"), and (ii) the Amended and Restated Right of First Refusal Agreement and Co-Sale Agreement to be dated as of the initial Closing, in substantially the form attached hereto as Exhibit B (the "*First Refusal Agreement*"), and (b) as a "Rights Holder" under the Amended and Restated Voting Agreement to be dated as of the initial Closing, in substantially the form attached hereto as Exhibit C (the "*Voting Agreement*"), in each case as entered into by and among the Company, the investors in the Company's Series Seed Preferred Stock, Series A Preferred Stock Series A-2 Preferred Stock, Series CF Preferred Stock and Series A-3 Preferred Stock and certain other stockholders of the Company. The Investors' Rights Agreement, First Refusal Agreement and Voting Agreement collectively are referred to herein as the "*Investment Agreements*". Any notice required or permitted to be given to Investor under any of the Investment Agreements shall be given to Investor at the address provided with Investor's subscription. Investor confirms that Investor has reviewed the Investment Agreements and will be bound by the terms thereof as a party who is designated as an "Investor" under the Investors' Rights Agreement and the First Refusal Agreement, and as a "Rights Holder" under the Voting Agreement.

3.   **Purchase Procedure**.

(a)   Payment. The purchase price for the Shares shall be paid simultaneously with Investor's subscription. Investor shall deliver payment for the aggregate purchase price of the Securities by check, ACH electronic transfer or by wire transfer to an account designated by the Company, by credit or debit card, or by any combination of such methods.

(b)   Escrow Arrangements. For payments made by ACH electronic transfer or wire transfer, payment for the Securities by Investor shall be received by the Qualified Third Party, as defined by Regulation Crowdfunding, (the "*Escrow Agent*") from Investor by transfer of immediately available funds, or other means approved by the Company at least two days prior to

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the applicable Closing in the amount of Investor's subscription using the instructions below. For payments made by credit or debit card, payment for the Securities shall be received by Escrow Agent from Investor at least two days prior to the applicable Closing Date, in the amount of Investor's subscription. Investors should note that prior to receipt by Escrow Agents, credit and debit card payments will incur transaction fees charged by the third-party card processing service.

Upon a successful Closing, the Escrow Agent shall release Investor's funds to the Company. The Investor shall receive notice and evidence of the digital entry of the number of the Securities owned by Investor reflected on the books and records of the Company and verified by StartEngine Secure (the "*Transfer Agent*"), which books and records shall bear a notation that the Securities were sold in reliance upon Section 4(a)(6) of the Securities Act. Upon written instruction by the Investor, the Transfer Agent may record the Shares beneficially owned by the Investor on the books and records of the Company in the name of any other entity as designated by the Investor.

4.　　**Representations and Warranties of the Company.** The Company represents and warrants to Investor that the following representations and warranties are true and complete in all material respects as of the date of each Closing:

(a)　　Organization and Standing. The Company is a corporation duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, the Securities and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b)　　Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c)　　Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement have been duly authorized by all necessary corporate action on the part of the Company. The Securities, when issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued, fully paid and non-assessable.

(d)　　Authority for Agreement. The acceptance by the Company of this Subscription Agreement and of Investor's joinder as a party to each of the Investment Agreements, and the consummation of the transactions contemplated hereby and thereby, are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon the Company's acceptance of this Subscription Agreement, each of this Subscription Agreement and the Investment Agreements, shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e)　No Filings. Assuming the accuracy of Investor's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the acceptance, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f)　Financial Statements. Complete copies of the Company's financial statements, consisting of the statement of financial position of the Company as of its fiscal year end on December 31, 2017 and December 31, 2018, and the related consolidated statements of income and cash flows for the respective periods then ended (collectively, the "*Financial Statements*"), have been made available to Investor and appear in the Offering Materials. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the respective periods indicated. Artesian CPA, LLC, which has audited the Financial Statements at December 31, 2017 and December 31, 2018, and for each fiscal year then ended, is an independent accounting firm within the rules and regulations adopted by the SEC.

(g)　Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h)　Litigation. Except as disclosed in the Offering Materials, there is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) to the Company's knowledge, against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

5.　**Representations and Warranties of Investor**. By subscribing to the Offering, Investor (and, if Investor is purchasing the Shares subscribed for hereby in a fiduciary capacity, the person or persons for whom Investor is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of each Closing:

(a)   Requisite Power and Authority. Investor has all necessary power and authority under all applicable provisions of law to subscribe to the Offering, to execute and deliver this Subscription Agreement, to join as a party to each of the Investment Agreements, and to carry out the provisions of such respective agreements. All action on Investor's part required for the lawful subscription to the offering have been or will be effectively taken prior to the Closing. Upon subscribing to the Offering, this Subscription Agreement and each of the Investment Agreements will be valid and binding obligations of Investor, enforceable in accordance with their respective terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (ii) as limited by general principles of equity that restrict the availability of equitable remedies.

(b)   Company Information. Investor has had an opportunity to discuss the Company's business, management and financial affairs with directors, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Investor has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Investor acknowledges that except as set forth herein, no representations or warranties have been made to Investor, or to Investor's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(c)   Investment Experience. Investor has sufficient experience in financial and business matters to be capable of utilizing such information to evaluate the merits and risks of Investor's investment in the Securities, and to make an informed decision relating thereto; or Investor has utilized the services of a purchaser representative and together they have sufficient experience in financial and business matters that they are capable of utilizing such information to evaluate the merits and risks of Investor's investment in the Securities, and to make an informed decision relating thereto.

(d)   Investor Determination of Suitability. Investor has evaluated the risks of an investment in the Shares, including those described in the section of the Offering Materials captioned "Risk Factors", and has determined that the investment is suitable for Investor. Investor has adequate financial resources for an investment of this character, and at this time Investor could bear a complete loss of Investor's investment in the Company.

(e)   No Registration. Investor understands that the Securities are not being registered under the Securities Act of 1933, as amended (the '*Securities Act*'), on the ground that the issuance thereof is exempt under Section 4(a)(6) of the Securities Act, and that reliance on such exemption is predicated in part on the truth and accuracy of Investor's representations and warranties, and those of the other purchasers of the shares of Securities in the offering. Investor further understands that the Securities are not being registered under the securities laws of any states on the basis that the issuance thereof is exempt as an offer and sale not involving a registerable public offering in such state, since the Shares are "covered securities" under the National Securities Market Improvement Act of 1996. Investor covenants not to sell, transfer or otherwise dispose of any Securities unless such Securities have been registered under the Securities Act and under applicable state securities laws, or exemptions from such registration requirements are available.

(f) Illiquidity and Continued Economic Risk. Investor acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. The Company has no obligation to list any of the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Investor must bear the economic risk of this investment indefinitely and Investor acknowledges that Investor is able to bear the economic risk of losing Investor's entire investment in the Securities.

(g) Resales. Investor agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Investor's family or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or equivalent, or in connection with the death or divorce of the Investor or other similar circumstance.

(h) Investment Limits. Investor represents that either:

(i) Either of Investor's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than(A) 5% of the lower of its annual income or net worth, or (B) $2,200; or

(ii) Both of Investor's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

(i) Stockholder Information. Within five days after receipt of a request from the Company, Investor hereby agrees to provide such information with respect to its status as a stockholder (or potential stockholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject, including, without limitation, the need to determine the accredited status of the Company's stockholders. **Investor further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

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(j)   Valuation. Investor acknowledges that the price of the shares of Securities to be sold in this offering was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. Investor further acknowledges that future offerings of securities of the Company may be made at lower valuations, with the result that Investor's investment will bear a lower valuation.

(k)   Domicile. Investor maintains Investor's domicile (and is not a transient or temporary resident) at the address provided with Investors subscription.

(l)   Foreign Investors. If Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Shares or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Investor's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of Investor's jurisdiction.

6.   Indemnity. The representations, warranties and covenants made by Investor herein shall survive the closing of this Subscription Agreement. Investor agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by Investor to comply with any covenant or agreement made by Investor herein or in any other document furnished by Investor to any of the foregoing in connection with this transaction.

7.   Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of Delaware.

EACH OF INVESTOR AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF CALIFORNIA AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF INVESTORS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. INVESTOR AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE

SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 8 AND PROVIDED WITH INVESTORS SUBSCRIPTION.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8.   **Notices.** Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed on the date of such delivery to the address of the respective parties as follows:

> If to the Company, to:
>
> Denim.LA, Inc.
> 8899 Beverly Blvd., Suite 600
> West Hollywood, CA 90069

If to Investor, at Investor's address supplied in connection with this subscription, or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by email shall be confirmed by letter given in accordance with (a) or (b) above.

9.   **Miscellaneous.**

(a)   All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b)   This Subscription Agreement is not transferable or assignable by Investor.

(c)   The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Investor and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d)   None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Investor.

(e)   In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f)   The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g)   This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h)   The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i)   The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j)   This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k)   If any recapitalization or other transaction affecting the stock of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l)   No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE]   .

Number of Shares: [SHARES]

Aggregate Purchase Price: $[AMOUNT]

COMPANY:
Denim.la Inc.

Founder Signature

Name: [FOUNDER_NAME]
Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):

SUBSCRIBER:

By: _____

By: *Investor Signature*

Name: [INVESTOR NAME]
Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The Subscriber is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited

EXHIBIT A:

AMENDED AND RESTATED INVESTORS' RIGHTS AGREEMENT

THIS AMENDED AND RESTATED INVESTORS' RIGHTS AGREEMENT is made as of ____________, 2018, by and among Denim.LA, Inc., a Delaware corporation (the "**Company**"), and each of the investors listed on Schedule A hereto, each of which is referred to in this Agreement as an "**Investor**," and each of the stockholders listed on Schedule B hereto, each of whom is referred to herein as a "**Key Holder**." For the avoidance of doubt, each Person that is a party to the Purchase Agreement (as defined below) as an "Investor" thereunder is hereby deemed automatically, and without any further action, to have joined this Agreement and become a party hereof as an "Investor" pursuant to Section 2(a) of the Purchase Agreement, notwithstanding any failure by such Person have executed or delivered this Agreement to any other party hereof.

RECITALS

WHEREAS, certain of the Investors (the "**Existing Investors**") hold shares of the Company's Series Seed Preferred Stock, Series A Preferred Stock, Series A-2 Preferred Stock, Series CF Preferred Stock and/or shares of Common Stock issued upon conversion thereof and possess registration rights, information rights, rights of first offer, and other rights pursuant to an Amended and Restated Investors' Rights Agreement dated as of July 31, 2018, among the Company and such Investors (the "**Prior Agreement**");

WHEREAS, the Existing Investors are holders of at least the number of shares required to amend the Prior Agreement, and desire to amend and restate the Prior Agreement in its entirety and to accept the rights created pursuant to this Agreement in lieu of the rights granted to them under the Prior Agreement; and

WHEREAS, certain of the Investors are parties to that certain Subsription Agreement of even date herewith among the Company and certain of the Investors (the "**Purchase Agreement**"), under which certain of the Company's and such Investors' obligations are conditioned upon the execution and delivery of this Agreement by such Investors, Existing Investors sufficient to amend the Prior Agreement, and the Company;

NOW, THEREFORE, the Existing Investors hereby agree that the Prior Agreement shall be amended and restated in its entirety by this Agreement, and the parties to this Agreement further agree as follows:

1. Definitions. For purposes of this Agreement:

1.1. "**Affiliate**" means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including without limitation any general partner, managing member, officer or director of such Person or any venture capital fund now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management company with, such Person.

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1.2.   **"Common Stock"** means shares of the Company's common stock, par value $0.0001 per share.

1.3.   **"Competitor"** means a Person engaged, directly or indirectly (including without limitation through any partnership, limited liability company, corporation, joint venture or similar arrangement (whether now existing or formed hereafter), and including without limitation as an officer, employee, director or greater than ten percent (10%) equityholder (together with its Affiliates)), in a business reasonably determined in good faith by the Company's Board of Directors to be a competitor of the Company.

1.4.   **"Damages"** means any loss, damage, claim or liability (joint or several) to which a party hereto may become subject under the Securities Act, the Exchange Act, or other federal or state law, insofar as such loss, damage, claim or liability (or any action in respect thereof) arises out of or is based upon (i) any untrue statement or alleged untrue statement of a material fact contained in any registration statement of the Company, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto; (ii) an omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading; or (iii) any violation or alleged violation by the indemnifying party (or any of its agents or Affiliates) of the Securities Act, the Exchange Act, any state securities law, or any rule or regulation promulgated under the Securities Act, the Exchange Act, or any state securities law.

1.5.   **"Derivative Securities"** means any securities or rights convertible into, or exercisable or exchangeable for (in each case, directly or indirectly), Common Stock, including options and warrants.

1.6.   **"Exchange Act"** means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

1.7.   **"Excluded Registration"** means (i) a registration relating to the sale of securities to employees of the Company or a subsidiary pursuant to a stock option, stock purchase, or similar plan; (ii) a registration relating to an SEC Rule 145 transaction; (iii) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the Registrable Securities; or (iv) a registration in which the only Common Stock being registered is Common Stock issuable upon conversion of debt securities that are also being registered.

1.8.   **"Form S-1"** means such form under the Securities Act as in effect on the date hereof or any successor registration form under the Securities Act subsequently adopted by the SEC.

1.9.   **"Form S-3"** means such form under the Securities Act as in effect on the date hereof or any registration form under the Securities Act subsequently adopted by the SEC that permits incorporation of substantial information by reference to other documents filed by the Company with the SEC.

1.10.   **"GAAP"** means generally accepted accounting principles in the United States.

1.11. "**Holder**" means any holder of Registrable Securities who is a party to this Agreement or any assignee of record of such Registrable Securities to whom rights under Section 2 below have been duly assigned in accordance with Section 6.1 hereof.

1.12. "**Immediate Family Member**" of any natural person means any child, stepchild, grandchild, parent, stepparent, grandparent, sibling (in each of the foregoing cases, whether natural or through adoption), the spouse or Spousal Equivalent of any of the foregoing, the natural person's spouse or Spousal Equivalent, any other direct lineal descendant or antecedent of such natural person (or his or her spouse or Spousal Equivalent) or any other relative approved by the Board of Directors of the Company.

1.13. "**Initiating Holders**" means, collectively, Holders who properly initiate a registration request under this Agreement.

1.14. "**IPO**" means the Company's first underwritten public offering of its Common Stock under the Securities Act (other than an Excluded Registration).

1.15. "**Key Holder Registrable Securities**" means (i) the shares of Common Stock held by the Key Holders; (ii) any Common Stock, or any Common Stock issued or issuable (directly or indirectly) upon conversion and/or exercise of any other securities of the Company, acquired by the Key Holders after the date hereof; and (iii) any Common Stock issued as (or issuable upon the conversion or exercise of any warrant, right, or other security that is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of the shares referenced in clauses (i) and (ii) above.

1.16. "**Major Investor**" means any Investor that, individually or together with such Investor's Affiliates, holds at least 735,000 shares of Registrable Securities (as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification effected after the date hereof).

1.17. "**New Securities**" means, collectively, equity securities of the Company, whether or not currently authorized, as well as rights, options, or warrants to purchase such equity securities, or securities of any type whatsoever that are, or may become, convertible or exchangeable into or exercisable for such equity securities.

1.18. "**Non-Voting Preferred Stock**" means shares of the Series A Preferred Stock, Series A-2 Preferred Stock, Series CF Preferred Stock and Series A-3 Preferred Stock (but, for the avoidance of doubt, does not include the Series Seed Preferred Stock).

1.19. "**Person**" means any individual, corporation, partnership, trust, limited liability company, association or other entity.

1.20. "**Registrable Securities**" means (i) the Common Stock issuable or issued upon conversion of the Preferred Stock; (ii) any Common Stock, or any Common Stock issued or issuable (directly or indirectly) upon conversion and/or exercise of any other securities of the Company, acquired by the Investors after the date hereof; (iii) the Key Holder Registrable Securities, provided, however, that such Key Holder Registrable Securities shall not be deemed Registrable Securities and the Key Holders shall not be deemed Holders for the purposes of

Subsections 2.1, 2.10, 3.1, 3.2, 4.1 and 6.6; and (iv) any Common Stock issued as (or issuable upon the conversion or exercise of any warrant, right, or other security that is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, the shares referenced in clauses (i) and (ii) above; excluding in all cases, however, any Registrable Securities sold by a Person in a transaction in which the applicable rights under this Agreement are not assigned pursuant to Subsection 6.1, and excluding for purposes of Section 2 any shares (A) for which registration rights have terminated pursuant to Subsection 2.13 of this Agreement, (B) that have been sold to or through a broker or dealer or underwriter in a public distribution or a public securities transaction, or (C) that have been sold in a transaction exempt from the registration and prospectus delivery requirements of the Securities Act under Section 4(a)(1) thereof so that all transfer restrictions, and restrictive legends with respect thereto, if any, are removed upon the consummation of such sale.

1.21. "**Registrable Securities then outstanding**" means the number of shares determined by adding the number of shares of outstanding Common Stock that are Registrable Securities and the number of shares of Common Stock issuable (directly or indirectly) pursuant to then exercisable and/or convertible securities that are Registrable Securities.

1.22. "**Restated Certificate**" means the Company's Amended and Restated Certificate of Incorporation, as amended from time to time.

1.23. "**Restricted Securities**" means the securities of the Company required to bear the legend set forth in Subsection 2.12(b) hereof.

1.24. "**SEC**" means the United States Securities and Exchange Commission.

1.25. "**SEC Rule 144**" means Rule 144 promulgated by the SEC under the Securities Act.

1.26. "**SEC Rule 145**" means Rule 145 promulgated by the SEC under the Securities Act.

1.27. "**Securities Act**" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

1.28. "**Selling Expenses**" means all underwriting discounts, selling commissions, and stock transfer taxes applicable to the sale of Registrable Securities, and fees and disbursements of counsel for any Holder, except for the fees and disbursements of the Selling Holder Counsel borne and paid by the Company as provided in Subsection 2.6.

1.29. "**Series Seed Director**" means any director of the Company that the holders of record of the Series Seed Preferred Stock are entitled to elect pursuant to the Restated Certificate.

1.30. "**Series Seed Preferred Stock**" means shares of the Company's Series Seed Preferred Stock, par value $0.0001 per share.

1.31. **"Series A Preferred Stock"** means shares of the Company's Series A Preferred Stock, par value $0.0001 per share.

1.32. **"Series A-2 Preferred Stock"** means shares of the Company's Series A-2 Preferred Stock, par value $0.0001 per share.

1.33. **"Series CF Preferred Stock"** means shares of the Company's Series CF Preferred Stock, par value $0.0001 per share.

1.34. **"Series A-3 Preferred Stock"** means shares of the Company's Series A-3 Preferred Stock, par value $0.0001 per share.

1.35. **"Spousal Equivalent"** of any relevant person means a person that is registered as a domestic partner of such relevant person under the laws of the State of California or any other law having similar effect, or provided the following circumstances are true with respect to such relevant person and the Spousal Equivalent: (a) irrespective of whether or not the relevant person and the Spousal Equivalent are the same sex, they are the sole spousal equivalent of the other for the last 12 months, (b) they intend to remain so indefinitely, (c) neither are married to anyone else, (d) both are at least 18 years of age and mentally competent to consent to contract, (e) they are not related by blood to a degree of closeness that which would prohibit legal marriage in the state in which they legally reside, (f) they are jointly responsible for each other's common welfare and financial obligations, and (g) they reside together in the same residence for the last 12 months and intend to do so indefinitely.

2. Registration Rights. The Company covenants and agrees as follows:

2.1. Demand Registration.

(a) Form S-1 Demand. If at any time after the earlier of (i) five (5) years after the date of this Agreement or (ii) one hundred eighty (180) days after the effective date of the registration statement for the IPO, the Company receives a request from Holders of a majority of the Registrable Securities then outstanding (excluding all Non-Voting Preferred Stock and any Common Stock issued or issuable upon conversion of Non-Voting Preferred Stock) that the Company file a Form S-1 registration statement, if the anticipated aggregate offering price, net of Selling Expenses, would exceed $10 million, then the Company shall, (i) within ten (10) business days after the date such request is given, give notice thereof (the **"Demand Notice"**) to all Holders other than the Initiating Holders; and (ii) as soon as practicable, and in any event within sixty (60) days after the date such request is given by the Initiating Holders, file a Form S-1 registration statement under the Securities Act covering all Registrable Securities that the Initiating Holders requested to be registered and any additional Registrable Securities requested to be included in such registration by any other Holders, as specified by notice given by each such Holder to the Company within twenty (20) days of the date the Demand Notice is given, and in each case, subject to the limitations of Subsections 2.1(c), 2.1(d) and 2.3.

(b) Form S-3 Demand. If at any time when it is eligible to use a Form S-3 registration statement, the Company receives a request from Holders of at least twenty percent (20%) of the Registrable Securities then outstanding (excluding all Non-Voting Preferred Stock, and any Common Stock issued or issuable upon conversion of Non-Voting Preferred Stock) that

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the Company file a Form S-3 registration statement with respect to outstanding Registrable Securities of such Holders having an anticipated aggregate offering price, net of Selling Expenses, of at least $5 million, then the Company shall (i) within ten (10) business days after the date such request is given, give a Demand Notice to all Holders other than the Initiating Holders; and (ii) as soon as practicable, and in any event within forty-five (45) days after the date such request is given by the Initiating Holders, file a Form S-3 registration statement under the Securities Act covering all Registrable Securities that the Initiating Holders requested to be registered and any additional Registrable Securities requested to be included in such registration by any other Holders, as specified by notice given by each such Holder to the Company within twenty (20) days of the date the Demand Notice is given, and in each case, subject to the limitations of Subsections 2.1(c), 2.1(d) and 2.3.

(c) Notwithstanding the foregoing obligations, if the Company furnishes to Holders requesting a registration pursuant to this Subsection 2.1 a certificate signed by the Company's chief executive officer, President or Chairman of the Board stating that in the good faith judgment of the Company's Board of Directors it would be materially detrimental to the Company and its stockholders for such registration statement to be filed and it is therefore necessary to defer the filing of such registration statement, then the Company shall have the right to defer such filing, and any time periods with respect to filing thereof shall be tolled correspondingly, for a period of not more than one hundred twenty (120) days after the request of the Initiating Holders is given; provided, however, that the Company may not invoke this right more than once in any twelve (12) month period; and provided further that the Company shall not register any securities for its own account or that of any other stockholder during such one hundred twenty (120) day period other than an Excluded Registration.

(d) The Company shall not be obligated to effect, or to take any action to effect, any registration pursuant to Subsection 2.1(a) (i) during the period that is sixty (60) days before the Company's good faith estimate of the date of filing of, and ending on a date that is one hundred eighty (180) days after the effective date of, a Company-initiated registration, provided, that the Company is actively employing in good faith commercially reasonable efforts to cause such registration statement to become effective; (ii) after the Company has effected two registrations pursuant to Subsection 2.1(a); or (iii) if the Initiating Holders propose to dispose of shares of Registrable Securities that may be immediately registered on Form S-3 pursuant to a request made pursuant to Subsection 2.1(b). The Company shall not be obligated to effect, or to take any action to effect, any registration pursuant to Subsection 2.1(b) (i) during the period that is thirty (30) days before the Company's good faith estimate of the date of filing of, and ending on a date that is ninety (90) days after the effective date of, a Company-initiated registration, provided, that the Company is actively employing in good faith commercially reasonable efforts to cause such registration statement to become effective; or (ii) if the Company has effected any registration pursuant to Subsection 2.1(b) within the twelve (12) month period immediately preceding the date of such request. A registration shall not be counted as "effected" for purposes of this Subsection 2.1(d) until such time as the applicable registration statement has been declared effective by the SEC, unless the Initiating Holders withdraw their request for such registration, elect not to pay the registration expenses therefor, and forfeit their right to one demand registration statement pursuant to Subsection 2.6, in which case such withdrawn registration statement shall be counted as "effected" for purposes of this Subsection 2.1(d).

2.2.   Company Registration. If (but without any obligation to do so) the Company proposes to register (including, for this purpose, a registration effected by the Company for stockholders other than the Holders) any of its Common Stock under the Securities Act in connection with the public offering of such securities solely for cash (other than in an Excluded Registration), the Company shall, at such time, promptly give each Holder notice of such registration. Upon the request of each Holder given within twenty (20) days after such notice is given by the Company, the Company shall, subject to the provisions of Subsection 2.3, use all reasonable efforts to cause to be registered all of the Registrable Securities that each such Holder has requested to be included in such registration. The Company shall have the right to terminate or withdraw any registration initiated by it under this Subsection 2.2 before the effective date of such registration, whether or not any Holder has elected to include Registrable Securities in such registration. The expenses (other than Selling Expenses) of such withdrawn registration shall be borne by the Company in accordance with Subsection 2.6.

2.3.   Underwriting Requirements.

(a)   If, pursuant to Subsection 2.1, the Initiating Holders intend to distribute the Registrable Securities covered by their request by means of an underwriting, they shall so advise the Company as a part of their request made pursuant to Subsection 2.1, and the Company shall include such information in the Demand Notice. The underwriter(s) will be selected by the Company and shall be reasonably acceptable to a majority in interest of the Initiating Holders. In such event, the right of any Holder to include such Holder's Registrable Securities in such registration shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Securities in the underwriting to the extent provided herein. All Holders proposing to distribute their securities through such underwriting shall (together with the Company as provided in Subsection 2.4(e)) enter into an underwriting agreement in customary form with the underwriter(s) selected for such underwriting. Notwithstanding any other provision of this Subsection 2.3, if the managing underwriter(s) advise(s) the Company or the Initiating Holders in writing that marketing factors require a limitation on the number of shares to be underwritten, then the Company or the Initiating Holders, as applicable, shall so advise all Holders of Registrable Securities that otherwise would be underwritten pursuant hereto, and the number of Registrable Securities that may be included in the underwriting shall be reduced as required by the managing underwriters and allocated among such Holders of Registrable Securities, including the Initiating Holders, in proportion (as nearly as practicable) to the number of Registrable Securities owned by each Holder or in such other proportion as shall mutually be agreed to by all such selling Holders; provided, however, that the number of Registrable Securities held by the Holders to be included in such underwriting shall not be reduced unless all other securities are first entirely excluded from the underwriting. To facilitate the allocation of shares in accordance with the above provisions, the Company or the managing underwriters may round the number of shares allocated to any Holder down to the nearest one hundred (100) shares. Any Registrable Securities excluded and withdrawn from such underwriting shall be withdrawn from the registration. If the managing underwriters have not limited the Registrable Securities to be underwritten, the Company may include securities for its own account or for the account of others in such registration if the managing underwriters so agree and if the number of Registrable Securities which would otherwise have been included in such registration and underwriting will not thereby be limited.

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(b)   In connection with any registration pursuant to Subsection 2.2 which involves an underwriting of shares of the Company's capital stock, (i) the right of any Holder to include such Holder's Registrable Securities in such registration shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Securities in the underwriting to the extent provided herein, and (ii) the Company shall not be required to include any of the Holders' Registrable Securities in such underwriting unless the Holders accept the terms of the underwriting as agreed upon between the Company and its underwriters (including entering into an underwriting agreement in customary form with the underwriter(s) selected by the Company, in its sole discretion, for such underwriting), and then only in such quantity as the managing underwriters in their sole discretion determine will not jeopardize the success of the offering by the Company. If the total number of securities, including Registrable Securities, requested by stockholders to be included in such offering exceeds the number of securities to be sold (other than by the Company) that the managing underwriters in their reasonable discretion determine is compatible with the success of the offering, then the Company shall be required to include in the offering only that number of such securities, including Registrable Securities, which the managing underwriters and the Company in their sole discretion determine will not jeopardize the success of the offering. If the managing underwriters determine that less than all of the Registrable Securities requested to be registered can be included in such offering, then the Registrable Securities that are included in such offering shall be allocated among the selling Holders in proportion to (as nearly as practicable to) the number of Registrable Securities owned by each selling Holder or in such other proportions as shall mutually be agreed to by all such selling Holders (excluding all Non-Voting Preferred Stock, and any Common Stock issued or issuable upon conversion of Non-Voting Preferred Stock). To facilitate the allocation of shares in accordance with the above provisions, the Company or the managing underwriters may round the number of shares allocated to any Holder down to the nearest 100 shares. Notwithstanding the foregoing, in no event shall (i) the number of Registrable Securities included in the offering be reduced unless all other securities (other than securities to be sold by the Company) are first entirely excluded from the offering, or (ii) the number of Registrable Securities included in the offering be reduced below twenty percent (20%) of the total number of securities included in such offering, unless such offering is the IPO, in which case the selling Holders may be excluded further (or completely) if the managing underwriters make the determination described above and no other stockholder's securities are included in such offering, or (iii) notwithstanding (ii) above, any Registrable Securities which are not Key Holder Registrable Securities be excluded from such underwriting unless all Key Holder Registrable Securities are first excluded from such offering. For purposes of the provision in this Subsection 2.3(b) concerning apportionment, for any selling Holder that is a partnership, limited liability company, or corporation, the partners, members, retired partners, retired members, stockholders, and Affiliates of such Holder, or the estates and Immediate Family Members of any such partners, retired partners, members, and retired members and any trusts for the benefit of any of the foregoing Persons, shall be deemed to be a single "selling Holder," and any pro rata reduction with respect to such "selling Holder" shall be based upon the aggregate number of Registrable Securities owned by all Persons included in such "selling Holder," as defined in this sentence. If any Holder disapproves of the terms of any such underwriting, such Holder may elect to withdraw therefrom by notice to the Company and the managing underwriters. Any Registrable Securities excluded or withdrawn from such underwriting shall be excluded and withdrawn from the registration.

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(c)   For purposes of Subsection 2.1, a registration shall not be counted as "effected" if, as a result of an exercise of the managing underwriter's cutback provisions in Subsection 2.3(a), fewer than fifty percent (50%) of the total number of Registrable Securities that Holders have requested to be included in such registration statement are actually included.

2.4.   Obligations of the Company.   Whenever required under this Section 2 to effect the registration of any Registrable Securities, the Company shall, as expeditiously as reasonably possible:

(a)   prepare and file with the SEC a registration statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such registration statement to become effective and, upon the request of the Holders of a majority of the Registrable Securities registered thereunder, keep such registration statement effective for a period of up to one hundred twenty (120) days or, if earlier, until the distribution contemplated in the registration statement has been completed; provided, however, that such one hundred twenty (120) day period shall be extended for a period of time equal to the period the Holder refrains, at the request of an underwriter of Common Stock (or other securities) of the Company, from selling any securities included in such registration;

(b)   prepare and file with the SEC such amendments and supplements to such registration statement, and the prospectus used in connection with such registration statement, as may be necessary to comply with the Securities Act in order to enable the disposition of all securities covered by such registration statement;

(c)   furnish to the selling Holders such numbers of copies of a prospectus, including a preliminary prospectus, as required by the Securities Act, and such other documents as the Holders may reasonably request in order to facilitate their disposition of their Registrable Securities that are included in such registration;

(d)   use its commercially reasonable efforts to register and qualify the securities covered by such registration statement under such other securities or blue-sky laws of such jurisdictions as shall be reasonably requested by the selling Holders; provided that the Company shall not be required to qualify to do business or to file a general consent to service of process in any such states or jurisdictions, unless the Company is already subject to service in such jurisdiction and except as may be required by the Securities Act;

(e)   in the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the underwriter(s) of such offering (it being understood and agreed that, as a condition to the Company's obligations under this clause (e), each Holder participating in such underwriting shall also enter into and perform its obligations under such an agreement);

(f)   use its commercially reasonable efforts to cause all such Registrable Securities covered by such registration statement to be listed on a national securities exchange or trading system and each securities exchange and trading system (if any) on which similar securities issued by the Company are then listed;

(g) provide a transfer agent and registrar for all Registrable Securities registered pursuant to this Agreement and provide a CUSIP number for all such Registrable Securities, in each case not later than the effective date of such registration;

(h) promptly make available for inspection by the selling Holders, any managing underwriter(s) participating in any disposition pursuant to such registration statement, and any attorney or accountant or other agent retained by any such underwriter or selected by the selling Holders, all financial and other records, pertinent corporate documents, and properties of the Company, and cause the Company's officers, directors, employees, and independent accountants to supply all information reasonably requested by any such seller, underwriter, attorney, accountant, or agent, in each case, as necessary or advisable to verify the accuracy of the information in such registration statement and to conduct appropriate due diligence in connection therewith;

(i) notify each selling Holder, promptly after the Company receives notice thereof, of the time when such registration statement has been declared effective or a supplement to any prospectus forming a part of such registration statement has been filed; and

(j) after such registration statement becomes effective, notify each selling Holder of any request by the SEC that the Company amend or supplement such registration statement or prospectus.

In addition, the Company shall use its commercially reasonable efforts to ensure that, at all times after any registration statement covering a public offering of securities of the Company under the Securities Act shall have become effective, its insider trading policy shall provide that the Company's directors may implement a trading program under Rule 10b5-1 of the Exchange Act.

2.5. Furnish Information. It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Section 2 with respect to the Registrable Securities of any selling Holder that such Holder shall furnish to the Company such information regarding itself, the Registrable Securities held by it, and the intended method of disposition of such securities as is reasonably required to effect the registration of such Holder's Registrable Securities.

2.6. Expenses of Registration. All expenses (other than Selling Expenses) incurred in connection with registrations, filings, or qualifications pursuant to Section 2, including all registration, filing, and qualification fees; printers' and accounting fees; fees and disbursements of counsel for the Company; and the reasonable fees and disbursements, not to exceed $15,000, of one counsel for the selling Holders, selected by the Holders (excluding all Non-Voting Preferred Stock, and any Common Stock issued or issuable upon conversion of Non-Voting Preferred Stock) and subject to the Company's approval (which approval shall not be unreasonably withheld) ("**Selling Holder Counsel**"), shall be borne and paid by the Company; provided, however, that the Company shall not be required to pay for any expenses of any registration proceeding begun pursuant to Subsection 2.1 if the registration request is subsequently withdrawn at the request of the Holders of a majority of the Registrable Securities to be registered (in which case all selling Holders shall bear such expenses pro rata based upon the number of Registrable Securities that were to be included in the withdrawn registration), unless the Holders of a majority of the

Registrable Securities then outstanding (excluding all Non-Voting Preferred Stock, and any Common Stock issued or issuable upon conversion of Non-Voting Preferred Stock) agree to forfeit their right to one registration pursuant to Subsection 2.1(a); provided further that if, at the time of such withdrawal, the Holders shall have learned of a material adverse change in the condition, business, or prospects of the Company from that known to the Holders at the time of their request and have withdrawn the request with reasonable promptness after learning of such information then the Holders shall not be required to pay any of such expenses and shall not forfeit their right to one registration pursuant to Subsection 2.1(a). All Selling Expenses relating to Registrable Securities registered pursuant to this Section 2 shall be borne and paid by the Holders pro rata on the basis of the number of Registrable Securities registered on their behalf.

    2.7.   Delay of Registration. No Holder shall have any right to obtain or seek an injunction restraining or otherwise delaying any registration as the result of any controversy that might arise with respect to the interpretation or implementation of this Section 2.

    2.8.   Indemnification. If any Registrable Securities are included in a registration statement under this Section 2:

    (a)   To the extent permitted by law, the Company will indemnify and hold harmless each selling Holder, and the partners, members, officers, directors, and stockholders of each such Holder; legal counsel and accountants for each such Holder; any underwriter (as defined in the Securities Act) for each such Holder; and each Person, if any, who controls such Holder or underwriter within the meaning of the Securities Act or the Exchange Act, against any Damages, and the Company will pay to each such Holder, underwriter, controlling Person, or other aforementioned Person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which Damages may result, as such expenses are incurred; provided, however, that the indemnity agreement contained in this Subsection 2.8(a) shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the Company, which consent shall not be unreasonably withheld, nor shall the Company be liable for any Damages to the extent that they arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf of any such Holder, underwriter, controlling Person, or other aforementioned Person expressly for use in connection with such registration.

    (b)   To the extent permitted by law, each selling Holder, severally and not jointly, will indemnify and hold harmless the Company, and each of its directors, each of its officers who has signed the registration statement, each Person (if any), who controls the Company within the meaning of the Securities Act, legal counsel and accountants for the Company, any underwriter (as defined in the Securities Act), any other Holder selling securities in such registration statement, and any controlling Person of any such underwriter or other Holder, against any Damages, in each case only to the extent that such Damages arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf of such selling Holder expressly for use in connection with such registration; and each such selling Holder will pay to the Company and each other aforementioned Person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which Damages may result, as such expenses are incurred; provided, however, that the indemnity agreement contained in this Subsection 2.8(b) shall not apply to

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amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the Holder, which consent shall not be unreasonably withheld; and provided further that in no event shall the aggregate amounts payable by any Holder by way of indemnity or contribution under Subsections 2.8(b) and 2.8(d) exceed the proceeds from the offering received by such Holder (net of any Selling Expenses paid by such Holder), except in the case of fraud or willful misconduct by such Holder.

(c)   Promptly after receipt by an indemnified party under this Subsection 2.8 of notice of the commencement of any action (including any governmental action) for which a party may be entitled to indemnification hereunder, such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Subsection 2.8, give the indemnifying party notice of the commencement thereof. The indemnifying party shall have the right to participate in such action and, to the extent the indemnifying party so desires, participate jointly with any other indemnifying party to which notice has been given, and to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party (together with all other indemnified parties that may be represented without conflict by one counsel) shall have the right to retain one separate counsel, with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such action. The failure to give notice to the indemnifying party within a reasonable time of the commencement of any such action shall relieve such indemnifying party of any liability to the indemnified party under this Subsection 2.8, to the extent that such failure materially prejudices the indemnifying party's ability to defend such action. The failure to give notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Subsection 2.8.

(d)   To provide for just and equitable contribution to joint liability under the Securities Act in any case in which either (i) any party otherwise entitled to indemnification hereunder makes a claim for indemnification pursuant to this Subsection 2.8 but it is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or the denial of the last right of appeal) that such indemnification may not be enforced in such case, notwithstanding the fact that this Subsection 2.8 provides for indemnification in such case, or (ii) contribution under the Securities Act may be required on the part of any party hereto for which indemnification is provided under this Subsection 2.8, then, and in each such case, such parties will contribute to the aggregate losses, claims, damages, liabilities, or expenses to which they may be subject (after contribution from others) in such proportion as is appropriate to reflect the relative fault of each of the indemnifying party and the indemnified party in connection with the statements, omissions, or other actions that resulted in such loss, claim, damage, liability, or expense, as well as to reflect any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or allegedly untrue statement of a material fact, or the omission or alleged omission of a material fact, relates to information supplied by the indemnifying party or by the indemnified party and the parties' relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission; provided, however, that, in any such case, (x) no Holder will be required to contribute any amount in excess of the public offering price of all such Registrable Securities offered and sold by such Holder pursuant to such registration statement, and (y) no Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation; and provided further that in no event shall a Holder's liability pursuant to this Subsection 2.8(d), when combined with the amounts paid or payable by such Holder pursuant to Subsection 2.8(b), exceed the proceeds from the offering received by such Holder (net of any Selling Expenses paid by such Holder), except in the case of willful misconduct or fraud by such Holder.

(e) Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with the underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control.

(f) Unless otherwise superseded by an underwriting agreement entered into in connection with the underwritten public offering, the obligations of the Company and Holders under this Subsection 2.8 shall survive the completion of any offering of Registrable Securities in a registration under this Section 2, and otherwise shall survive the termination of this Agreement.

2.9. Reports Under Exchange Act. With a view to making available to the Holders the benefits of SEC Rule 144 and any other rule or regulation of the SEC that may at any time permit a Holder to sell securities of the Company to the public without registration or pursuant to a registration on Form S-3, the Company shall:

(a) make and keep available adequate current public information, as those terms are understood and defined in SEC Rule 144, at all times after the effective date of the registration statement filed by the Company for the IPO so long as the Company remains subject to the periodic reporting requirements under Sections 13 or 15(d) of the Exchange Act;

(b) use commercially reasonable efforts to file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act (at any time after the Company has become subject to such reporting requirements); and

(c) furnish to any Holder, so long as the Holder owns any Registrable Securities, forthwith upon request (i) to the extent accurate, a written statement by the Company that it has complied with the reporting requirements of SEC Rule 144 (at any time after ninety (90) days after the effective date of the registration statement filed by the Company for the IPO), the Securities Act, and the Exchange Act (at any time after the Company has become subject to such reporting requirements), or that it qualifies as a registrant whose securities may be resold pursuant to Form S-3 (at any time after the Company so qualifies); (ii) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company; and (iii) such other information as may be reasonably requested in availing any Holder of any rule or regulation of the SEC that permits the selling of any such securities without registration (at any time after the Company has become subject to the reporting requirements under the Exchange Act) or pursuant to Form S-3 (at any time after the Company so qualifies to use such form).

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2.10. Limitations on Subsequent Registration Rights. From and after the date of this Agreement, the Company shall not, without the prior written consent of the Holders of a majority of the Registrable Securities then outstanding (excluding all Non-Voting Preferred Stock, and any Common Stock issued or issuable upon conversion of Non-Voting Preferred Stock), enter into any agreement with any holder or prospective holder of any securities of the Company that would provide to such holder the right to include securities in any registration on other than either a pro rata basis with respect to the Registrable Securities or on a subordinate basis after all Holders have had the opportunity to include in the registration and offering all shares of Registrable Securities that they wish to so include; provided that this limitation shall not apply to any additional Investor who becomes a party to this Agreement in accordance with Subsection 6.9.

2.11. "Market Stand-off" Agreement. Each Holder hereby agrees that it will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to the registration by the Company of shares of its Common Stock or any other equity securities under the Securities Act on a registration statement on Form S-1 or Form S-3, and ending on the date specified by the Company and the managing underwriter (such period not to exceed (x) one hundred eighty (180) days in the case of the IPO, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), or (y) ninety (90) days in the case of any registration other than the IPO, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), (i) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Holder or are thereafter acquired) or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise. The foregoing provisions of this Subsection 2.11 shall not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement, or the transfer of any shares to any trust for the direct or indirect benefit of the Holder or the immediate family of the Holder, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, and shall be applicable to the Holders only if all officers, directors and holders of more than five percent (5%) of the outstanding Common Stock (after giving effect to the conversion into Common Stock of all outstanding Preferred Stock) are subject to the same restrictions. The underwriters in connection with such registration are intended third-party beneficiaries of this Subsection 2.11 and shall have the right, power, and authority to enforce the provisions hereof as though they were a party hereto. Each Holder further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with such registration that are consistent with this Subsection 2.11 or that are necessary to give further effect thereto. Any discretionary waiver or termination of the restrictions of any or all of such

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agreements by the Company or the underwriters shall apply pro rata to all Holders subject to such agreements, based on the number of shares subject to such agreements.

In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to the Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock of each Holder (and the shares or securities of each transferee and assignee thereof and every other person subject to the foregoing restriction) until the end of such period.

2.12. Restrictions on Transfer.

(a)   The Preferred Stock and the Registrable Securities shall not be sold, pledged, or otherwise transferred, and the Company shall not recognize and shall issue stop-transfer instructions to its transfer agent with respect to any such sale, pledge, or transfer, except upon the satisfaction of the conditions specified in this Agreement and in the legends set forth in Subsections 2.12(b) and (c) below, which conditions are intended to ensure compliance with the provisions of the Securities Act. A transferring Holder will cause any proposed purchaser, pledgee, or transferee of the Preferred Stock and the Registrable Securities held by such Holder to agree to take and hold such securities subject to the provisions and upon the conditions specified in this Agreement.

(b)   Each certificate or instrument representing (i) the Preferred Stock, (ii) the Registrable Securities, and (iii) any other securities issued in respect of the securities referenced in clauses (i) and (ii), upon any stock split, stock dividend, recapitalization, merger, consolidation, or similar event, shall (unless otherwise permitted by the provisions of Subsection 2.12) be stamped or otherwise imprinted with a legend substantially in the following form:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SALE, TRANSFER, ASSIGNMENT, PLEDGE OR HYPOTHOCATION OF SUCH SECURITIES MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY STATING THAT SUCH SALE, TRANSFER, ASSIGNMENT, PLEDGE OR HYPOTHOCATION IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS UNDER THE SECURITIES ACT OF 1933, AS AMENDED

THE SECURITIES REPRESENTED HEREBY MAY BE TRANSFERRED ONLY IN ACCORDANCE WITH THE TERMS OF AN AGREEMENT BETWEEN THE COMPANY AND THE STOCKHOLDER, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE COMPANY.

The Holders consent to the Company making a notation in its records and giving instructions to any transfer agent of the Restricted Securities in order to implement the restrictions on transfer set forth in this Subsection 2.12.

(c)   The holder of each certificate representing Restricted Securities, by acceptance thereof, agrees to comply in all respects with the provisions of this Section 2. Before any proposed sale, pledge, assignment, hypothecation or transfer of any Restricted Securities, unless there is in effect a registration statement under the Securities Act covering the proposed transaction, the Holder thereof shall give notice to the Company of such Holder's intention to effect such sale, pledge, assignment, hypothecation or transfer. Each such notice shall describe the manner and circumstances of the proposed sale, pledge, assignment, hypothecation or transfer in sufficient detail and, if reasonably requested by the Company, shall be accompanied at such Holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act, (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, assignment, hypothecation or transfer of such Restricted Securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to counsel to the Company to the effect that the proposed sale, pledge, assignment, hypothecation or transfer of the Restricted Securities may be effected without registration under the Securities Act, whereupon the Holder of such Restricted Securities shall be entitled to sell, pledge, assignment, hypothecation or transfer such Restricted Securities in accordance with the terms of the notice given by the Holder to the Company. The Company will not require such a legal opinion or "no action" letter in any transaction in which such Holder distributes Restricted Securities to an Affiliate of such Holder for no consideration; provided that each transferee agrees in writing to be subject to the terms of this Subsection 2.12. Each certificate or instrument evidencing the Restricted Securities transferred as above provided shall bear, except if such transfer is made pursuant to SEC Rule 144, the appropriate restrictive legend set forth in Subsection 2.12(b), except that such certificate shall not bear such restrictive legend if, in the opinion of counsel for such Holder and the Company, such legend is not required in order to establish compliance with any provisions of the Securities Act.

2.13   Termination of Registration Rights. The right of any Holder to request registration or inclusion of Registrable Securities in any registration pursuant to Subsection 2.1 or Subsection 2.2 shall terminate upon the earliest to occur of:

(a)   the closing of a Deemed Liquidation Event, as such term is defined in the Restated Certificate;

(b)   such time as Rule 144 or another similar exemption under the Securities Act is available for the sale of all of such Holder's shares without limitation during a three-month period without registration; and

(c)   the fifth (5th) anniversary of the closing of the IPO.

3.   Information and Observer Rights.

3.1.   Delivery of Financial Statements. Subject to Subsection 3.5 below, the Company shall deliver to each Major Investor that is not a Competitor:

(a)   as soon as practicable, but in any event within ninety (90) days, after the end of each fiscal year of the Company, (i) an unaudited balance sheet as of the end of such year, (ii) unaudited statements of income and of cash flows for such year; and (iii) an unaudited statement of stockholders' equity as of the end of such year, all prepared in accordance with GAAP (except that such financial statements may not contain all notes thereto that may be required in accordance with GAAP);

(b)   as soon as practicable, but in any event within forty-five (45) days, after the end of each of the first three (3) quarters of each fiscal year of the Company, unaudited statements of income and of cash flows for such fiscal quarter, and an unaudited balance sheet and a statement of stockholders' equity as of the end of such fiscal quarter, all prepared in accordance with GAAP (except that such financial statements may (i) be subject to normal year-end audit adjustments and (ii) not contain all notes thereto that may be required in accordance with GAAP);

(c)   as soon as practicable, but in any event thirty (30) days, before the end of each fiscal year, a budget and business plan for the next fiscal year (collectively, the "Budget"), prepared on a monthly basis, including balance sheets, income statements, and statements of cash flow for such months and, promptly after prepared, any other budgets or revised budgets prepared by the Company;

(d)   such other information relating to the financial condition, business, prospects, or corporate affairs of the Company as any Major Investor may from time to time reasonably request.

If, for any period, the Company has any subsidiary whose accounts are consolidated with those of the Company, then in respect of such period the financial statements delivered pursuant to the foregoing sections shall be the consolidated and consolidating financial statements of the Company and all such consolidated subsidiaries.

Notwithstanding anything else in this Subsection 3.1 to the contrary, the Company may cease providing the information set forth in this Subsection 3.1 during the period starting with the date sixty (60) days before the Company's good-faith estimate of the date of filing of a registration statement if it reasonably concludes it must do so to comply with the SEC rules applicable to such registration statement and related offering; provided that the Company's covenants under this Subsection 3.1 shall be reinstated at such time as the Company is no longer actively employing its commercially reasonable efforts to cause such registration statement to become effective.

3.2.   Inspection. Subject to Subsection 3.5 below, the Company shall permit each Major Investor (provided that the Board of Directors has not reasonably determined that such Major Investor is a Competitor of the Company), at such Major Investor's expense, to visit and inspect the Company's properties; examine its books of account and records; and discuss the Company's affairs, finances, and accounts with its officers, during normal business hours of the Company as may be reasonably requested by the Major Investor.

3.3.   [Intentionally Omitted].

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3.4.   Termination of Information and Inspection Rights. The covenants of the Company and the rights of any Holder set forth in this Section 3 shall terminate and be of no further force or effect (i) immediately before the consummation of the IPO, (ii) when the Company first becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Exchange Act, or (iii) upon a Deemed Liquidation Event, as such term is defined in the Restated Certificate, whichever event occurs first.

3.5.   Limitations on Information and Inspection Rights; Confidentiality. Notwithstanding anything to the contrary herein, the Company shall not be obligated under this Section 3, nor under any management rights letter (as may be delivered by the Company to any Holder in connection with the transactions contemplated under the Purchase Agreement or any similar transactions) (a "**Management Rights Letter**"), to provide information or access to information to any Holder (i) that the Company reasonably determines in good faith to be a trade secret or confidential information, the disclosure of which would adversely affect the Company's competitive position, (ii) the disclosure of which would adversely affect the attorney-client privilege between the Company and its counsel (such determination to be based on the advice of counsel to the Company), (iii) in the event of a conflict of interest with respect to such information between the Company and the Holder(s), (iv) to the extent that such information includes or references the existence or terms of proposed agreements or arrangements with entities that at that time both the Company and the Holder(s) (whether or not Competitor(s)) are attempting to secure as customers, clients, service providers, partners or other business relationships, or (v) for other similar reasons. Each Holder agrees (A) that such Holder will keep confidential and will not disclose, divulge, or use for any purpose (other than to monitor its investment in the Company) any confidential and/or proprietary information obtained from the Company pursuant to the terms of this Agreement and/or the Management Rights Letter (including notice of the Company's intention to file a registration statement), and (B) to take all reasonable measures to maintain the confidentiality of all such confidential and/or proprietary information in its possession or control, or in the possession or control of Holder's Affiliates, which will in no event be less than the measures that such Holder uses to maintain the confidentiality of its own information of similar importance, unless such confidential and/or proprietary information (a) is known or becomes known to the public in general (other than as a result of a breach of this Subsection 3.5 by such Holder), (b) is or has been independently developed or conceived by the Holder without use of the Company's confidential and/or proprietary information, or (c) is or has been made known or disclosed to the Holder by a third party without a breach of any obligation of confidentiality such third party may have to the Company; provided, however, that a Holder may disclose confidential information (i) to its attorneys, accountants, consultants, and other professionals to the extent necessary to obtain their services in connection with monitoring its investment in the Company; (ii) to any prospective purchaser of any Registrable Securities from such Holder, if such prospective purchaser agrees to be bound by the provisions of this Subsection 3.5; (iii) to any Affiliate, partner, member, stockholder, director, officer, employee, agent or advisor of Holder or of any wholly owned subsidiary of such Holder who has a need to know such confidential and/or proprietary information and agrees in writing (or is otherwise bound by fiduciary or similar duties) to maintain the confidentiality and non-use thereof; or (iv) as may otherwise be required by law, provided that the Holder promptly notifies the Company of such disclosure and takes reasonable steps to minimize the extent of any such required disclosure. To the extent that the Company and any Holder have entered into, or in the future enter into, any confidentiality agreement that are or may be more restrictive on such Holder than the terms and conditions of this Subsection 3.5, the more restrictive provisions, as between this Subsection 3.5 and such other agreement(s), shall control with respect to such Holder.

4. Rights to Future Stock Issuances.

4.1. Right of First Offer. Subject to the terms and conditions of this Subsection 4.1 and applicable securities laws, if the Company proposes to offer or sell any New Securities, the Company shall first offer such New Securities to each Major Investor. A Major Investor shall be entitled to apportion the right of first offer hereby granted to it in such proportions as it deems appropriate, among (i) itself, (ii) its Affiliates and (iii) its beneficial interest holders, such as limited partners, members or any other Person having "beneficial ownership," as such term is defined in Rule 13d-3 promulgated under the Exchange Act, of such Major Investor ("**Investor Beneficial Owners**"); provided that each such Affiliate or Investor Beneficial Owner (x) is not a Competitor, unless such party's purchase of New Securities is otherwise consented to by the Board of Directors, (y) agrees to enter into this Agreement and each of the Amended and Restated Voting Agreement and Amended and Restated Right of First Refusal and Co-Sale Agreement of even date herewith among the Company, the Investors and the other parties named therein, as an "Investor" under each such agreement (provided that any Competitor shall not be entitled to any rights as a Major Investor under Subsections 3.1, 3.2 and 4.1 hereof), and (z) agrees to purchase at least such number of New Securities as are allocable hereunder to the Major Investor holding the fewest number of shares of Preferred Stock and any other Derivative Securities.

(a) The Company shall give notice (the "**Offer Notice**") to each Major Investor, stating (i) its bona fide intention to offer such New Securities, (ii) the number of such New Securities to be offered, and (iii) the price and terms, if any, upon which it proposes to offer such New Securities.

(b) By notification to the Company within twenty (20) days after the Offer Notice is given, each Major Investor may elect to purchase or otherwise acquire, at the price and on the terms specified in the Offer Notice, up to that portion of such New Securities which equals the proportion that the Common Stock issued and held, or issuable (directly or indirectly) upon conversion and/or exercise, as applicable, of the Preferred Stock and any other Derivative Securities then held, by such Major Investor bears to the total Common Stock of the Company then outstanding (assuming full conversion and/or exercise, as applicable, of all Series Seed Preferred Stock and other Derivative Securities). At the expiration of such ten (10) day period, the Company shall promptly notify each Major Investor that elects to purchase or acquire all the shares available to it (each, a "**Fully Exercising Investor**") of any other Major Investor's failure to do likewise. During the five (5) day period commencing after the Company has given such notice, each Fully Exercising Investor may, by giving notice to the Company, elect to purchase or acquire, in addition to the number of shares specified above, up to that portion of the New Securities for which Major Investors were entitled to subscribe but that were not subscribed for by the Major Investors which is equal to the proportion that the Common Stock issued and held, or issuable (directly or indirectly) upon conversion and/or exercise, as applicable, of Series Seed Preferred Stock and any other Derivative Securities then held, by such Fully Exercising Investor bears to the Common Stock issued and held, or issuable (directly or indirectly) upon conversion and/or exercise, as applicable, of the Preferred Stock and any other Derivative Securities then held, by all Fully Exercising Investors who wish to purchase such unsubscribed shares. The closing of any sale pursuant to this Subsection 4.1(b) shall occur within the earlier of ninety (90) days of the date that the Offer Notice is given and the date of initial sale of New Securities pursuant to Subsection 4.1(c).

(c)   If all New Securities referred to in the Offer Notice are not elected to be purchased or acquired as provided in Subsection 4.1(b), the Company may, during the ninety (90) day period following the expiration of the periods provided in Subsection 4.1(b), offer and sell the remaining unsubscribed portion of such New Securities to any Person or Persons at a price not less than, and upon terms no more favorable to the offeree than, those specified in the Offer Notice. If the Company does not enter into an agreement for the sale of the New Securities within such period, or if such agreement is not consummated within thirty (30) days of the execution thereof, the right provided hereunder shall be deemed to be revived and such New Securities shall not be offered unless first reoffered to the Major Investors in accordance with this Subsection 4.1.

(d)   The right of first offer in this Subsection 4.1 shall not be applicable to (i) Exempted Securities (as defined in the Restated Certificate); (ii) shares of Common Stock issued in the IPO; or (iii) the issuance of shares of Series A-3 Preferred Preferred Stock to additional investors pursuant to Section 1 of the Purchase Agreement.

(e)   Notwithstanding any provision hereof to the contrary, in lieu of complying with the provisions of this Subsection 4.1, the Company may elect to give notice to the Major Investors within thirty (30) days after the issuance of New Securities. Such notice shall describe the type, price, and terms of the New Securities. Each Major Investor shall have twenty (20) days from the date notice is given to elect to purchase up to the number of New Securities that would, if purchased by such Major Investor, maintain such Major Investor's percentage-ownership position, calculated as set forth in Subsection 4.1(b) before giving effect to the issuance of such New Securities.

4.2.   Termination. The covenants set forth in Subsection 4.1 shall terminate and be of no further force or effect (i) immediately before the consummation of the IPO, (ii) when the Company first becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Exchange Act, or (iii) upon a Deemed Liquidation Event, as such term is defined in the Restated Certificate, whichever event occurs first.

5.   Additional Covenants.

5.1.   Intentionally Omitted.

5.2.   Employee Agreements. The Company will cause each Person now or hereafter employed by it or by any subsidiary (or engaged by the Company or any subsidiary as a consultant/independent contractor) with access to confidential information and/or trade secrets to enter into a nondisclosure and proprietary rights assignment agreement, substantially in the forms attached hereto as Exhibit A and B, or in any other form otherwise approved by the Board of Directors.

5.3.   Employee Stock. Unless otherwise approved by the Board of Directors, all future employees and consultants of the Company who purchase, receive options to purchase, or

receive awards of shares of the Company's capital stock after the date hereof shall be required to execute restricted stock or option agreements, as applicable, providing for (i) vesting of shares over a four (4) year period, with the first twenty-five percent (25%) of such shares vesting following twelve (12) months of continued employment or service, and the remaining shares vesting in equal monthly installments over the following thirty-six (36) months, and (ii) a market stand-off provision substantially similar to that in Subsection 2.11 or as otherwise set forth in the Company's 2013 Stock Plan as in effect as of the date of this Agreement. In addition, unless otherwise approved by the Board of Directors, the Company shall retain a "right of first refusal" on employee transfers until the Company's IPO and shall have the right to repurchase unvested shares at cost upon termination of employment of a holder of restricted stock.

5.4. Intentionally Omitted.

5.5. Board Matters. Unless otherwise determined by the vote of a majority of the directors then in office, the Board of Directors shall meet at least quarterly in accordance with an agreed-upon schedule. The Company shall reimburse the nonemployee directors for all reasonable out-of-pocket travel expenses incurred (consistent with the Company's travel policy) in connection with attending meetings of the Board of Directors.

5.7. Successor Indemnification. If the Company or any of its successors or assignees consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger, then to the extent necessary, proper provision shall be made so that the successors and assignees of the Company assume the obligations of the Company with respect to indemnification of members of the Board of Directors as in effect immediately before such transaction, whether such obligations are contained in the Company's Bylaws, the Restated Certificate, or elsewhere, as the case may be.

5.8. Termination of Covenants. The covenants set forth in this Section 5, except for Subsection 5.6, shall terminate and be of no further force or effect (i) immediately before the consummation of the IPO (ii) when the Company first becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Exchange Act, or (iii) upon a Deemed Liquidation Event, as such term is defined in the Restated Certificate, whichever event occurs first.

6. Miscellaneous.

6.1. Successors and Assigns. The rights under this Agreement may be assigned (but only with all related obligations) by a Holder only to a transferee of Registrable Securities that (i) is an Affiliate of a Holder; (ii) is a Holder's Immediate Family Member or trust for the benefit of an individual Holder or one or more of such Holder's Immediate Family Members; or (iii) after such transfer, holds at least 735,000 shares of Registrable Securities (subject to appropriate adjustment for stock splits, stock dividends, combinations, and other recapitalizations); provided, however, that (x) the Company is, at least five business days before such transfer, furnished with written notice of the name and address of such transferee and the Registrable Securities with respect to which such rights are proposed to be transferred; (y) such transfer or assignment would be effected in accordance with all applicable securities laws and Subsections 2.11 and 2.12 of this Agreement, and (z) any successor or permitted assignee of any Holder shall continue to be subject to the terms of this Agreement, and as a condition precedent to

the Company's recognizing such transfer of such rights, each such successor, permitted transferee or permitted assignee shall agree in writing to be subject to each of the terms and conditions of this Agreement by executing and delivering an Adoption Agreement substantially in the form attached hereto as Exhibit C, agreeing to be bound by and subject to the terms of this Agreement as an Investor or Key Holder hereunder, as applicable. Upon the execution and delivery of an Adoption Agreement by any transferee, such transferee shall be deemed to be a party hereto as if such transferee were the transferor and such transferee's signature appeared on the signature pages of this Agreement and shall be deemed to be a Key Holder or Investor, as applicable. The Company shall not permit the transfer of Registrable Securities subject to this Agreement on its books or issue a new certificate representing any such Registrable Securities unless and until such transferee shall have complied with the terms of this Subsection 6.2. Any transfer of Registrable Securities in contravention of the foregoing shall be void *ab initio*. Each certificate representing the shares of Registrable Securities held by Key Holders or Investors subject to this Agreement if issued on or after the date of this Agreement shall be endorsed by the Company with the legend set forth in Section 2.12. For the purposes of determining the number of shares of Registrable Securities held by a transferee, the holdings of a transferee (1) that is an Affiliate or stockholder of a Holder; (2) who is a Holder's Immediate Family Member; or (3) that is a trust for the benefit of an individual Holder or such Holder's Immediate Family Member shall be aggregated together and with those of the transferring Holder; provided further that all transferees who would not qualify individually for assignment of rights shall have a single attorney-in-fact for the purpose of exercising any rights, receiving notices, or taking any action under this Agreement. Except as otherwise provided herein, the terms and conditions of this Agreement inure to the benefit of and are binding upon the respective successors and permitted assignees of the parties hereto. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assignees any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein.

6.2.   Governing Law. This Agreement and any controversy arising out of or relating to this Agreement shall be governed by and construed in accordance with the internal law of the State of Delaware, without regard to conflict of law principles.

6.3.   Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes, and enforceable against the parties actually executing such counterparts.

6.4.   Titles and Subtitles; References. The titles and subtitles used in this Agreement are for convenience only and are not to be considered in construing or interpreting this Agreement. All references in this Agreement to sections, paragraphs, exhibits and schedules shall, unless otherwise provided, refer to sections and paragraphs hereof and exhibits and schedules attached hereto, all of which exhibits and schedules are incorporated herein by this reference.

6.5.   Notices. All notices, requests and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the

22

earlier of actual receipt or: (i) personal delivery to the party to be notified; (ii) when sent, if sent by electronic mail or facsimile during the recipient's normal business hours, and if not sent during normal business hours, then on the recipient's next business day; (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (iv) one (1) business day after the business day of deposit with a nationally recognized overnight courier, freight prepaid, specifying next-day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their addresses as set forth on Schedule A or Schedule B hereto, as the case may be, or to the principal office of the Company and to the attention of the Chief Executive Officer, in the case of the Company, or to such email address, facsimile number, or address as subsequently modified by written notice given in accordance with this Subsection 6.5.

      6.6.   Amendments; Waivers and Termination. This Agreement and any term hereof may be amended, modified or terminated and the observance of any term of this Agreement may be waived (either generally or in a particular instance, and either retroactively or prospectively) only with the written consent of (a) the Company, (b) the Key Holders holding a majority of the shares of Registrable Securities then held by all of the Key Holders who are then providing services to the Company as officers, employees or consultants (voting collectively as a single class on an as-converted basis), and (c) the holders of a majority of the Registrable Securities then outstanding (voting collectively as a single class on an as-converted basis) (excluding all Non-Voting Preferred Stock, and any Common Stock issued or issuable upon conversion of Non-Voting Preferred Stock); provided that the Company may in its sole discretion waive compliance with Subsection 2.12. Any amendment, modification, termination or waiver so effected shall be binding upon the Company, the Holders, the Key Holders and all of their respective successors and permitted assigns whether or not such party, assignee or other stockholder entered into or approved such amendment, modification, termination or waiver. Notwithstanding the foregoing, (i) any provision hereof may be waived by any waiving party on such party's own behalf, without the consent of any other party, (ii) this Agreement may not be amended, modified or terminated and the observance of any term hereof may not be waived with respect to any Investor without the written consent of such Investor, unless such amendment, modification, termination, or waiver applies to all Investors in the same fashion (it being agreed that a waiver of the provisions of Section 4 with respect to a particular transaction shall be deemed to apply to all Investors in the same fashion if such waiver does so by its terms, notwithstanding the fact that certain Investors may nonetheless, by agreement with the Company, purchase securities in such transaction), and (iii) the consent of the Key Holders shall not be required for any amendment, modification, termination or waiver if such amendment, modification, termination or waiver does not apply directly to the Key Holders, provided, however, that this Agreement may not be amended or modified, and no provision hereof may be waived, in each case, in any way which would adversely affect the rights of the Key Holders hereunder in a manner disproportionate to any adverse effect such amendment, modification or waiver would have on the rights of the Investors hereunder, without also obtaining the written consent of the holders of at least a majority of the Registrable Securities held by the Key Holders (excluding all Non-Voting Preferred Stock, and any Common Stock issued or issuable upon conversion of Non-Voting Preferred Stock). The Company shall give prompt notice of any amendment, modification or termination hereof or waiver hereunder to any party hereto that did not consent in writing to such amendment, modification, termination, or waiver. Any amendment, termination, or waiver effected in accordance with this Subsection 6.6 shall be binding on all parties hereto, regardless of whether any such party has consented thereto.

No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision. For purposes of this Subsection 6.6, the requirement of a written instrument may be satisfied in the form of an action by written consent of the Company's stockholders circulated by the Company and executed by the Key Holder or Investor parties specified, whether or not such action by written consent makes explicit reference to the terms of this Agreement.

6.7. Severability. In case any one or more of the provisions contained in this Agreement is for any reason held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provision of this Agreement, and such invalid, illegal, or unenforceable provision shall be reformed and construed so that it will be valid, legal, and enforceable to the maximum extent permitted by law.

6.8. Aggregation of Stock. All shares of Registrable Securities held or acquired by Affiliates shall be aggregated together for the purpose of determining the availability of any rights under this Agreement, and such Affiliated persons may apportion such rights as among themselves in any manner they deem appropriate.

6.9. Additional Investors. Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of the Company's Preferred Stock after the date hereof, as a condition to the issuance of such shares the Company shall require that any purchaser of Preferred Stock become a party to this Agreement by executing and delivering (i) the Adoption Agreement attached to this Agreement as Exhibit C, or (ii) a counterpart signature page hereto agreeing to be bound by and subject to the terms of this Agreement as an Investor hereunder. In either event, each such Person thereafter shall be deemed an Investor for all purposes under this Agreement.

6.10. Entire Agreement. This Agreement (including any Schedules and Exhibits hereto), the Restated Certificate and the other Transaction Agreements (as defined in the Purchase Agreement) constitute the full and entire understanding and agreement among the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled. Upon the effectiveness of this Agreement, the Prior Agreement shall be deemed amended and restated and superseded and replaced in its entirety by this Agreement, and shall be of no further force or effect.

6.11. Dispute Resolution. Any unresolved controversy or claim arising out of or relating to this Agreement, except as (i) otherwise provided in this Agreement, or (ii) any such controversies or claims arising out of either party's intellectual property rights for which a provisional remedy or equitable relief is sought, shall be submitted to arbitration by one arbitrator mutually agreed upon by the parties, and if no agreement can be reached within thirty (30) days after names of potential arbitrators have been proposed by the American Arbitration Association (the "AAA"), then by one arbitrator having reasonable experience in corporate finance transactions of the type provided for in this Agreement and who is chosen by the AAA. The arbitration shall take place in Los Angeles County, California, in accordance with the AAA rules then in effect, and judgment upon any award rendered in such arbitration will be binding and may be entered in any court having jurisdiction thereof. There shall be limited discovery prior to the arbitration

24

hearing as follows: (a) exchange of witness lists and copies of documentary evidence and documents relating to or arising out of the issues to be arbitrated, (b) depositions of all party witnesses and (c) such other depositions as may be allowed by the arbitrators upon a showing of good cause. Depositions shall be conducted in accordance with the California Code of Civil Procedure, the arbitrator shall be required to provide in writing to the parties the basis for the award or order of such arbitrator, and a court reporter shall record all hearings, with such record constituting the official transcript of such proceedings. The prevailing party shall be entitled to reasonable attorney's fees, costs, and necessary disbursements in addition to any other relief to which such party may be entitled. Each of the parties to this Agreement consents to personal jurisdiction for any equitable action sought in the U.S. District Court for the Central District of California or any court of the State of California having subject matter jurisdiction.

6.12. Delays or Omissions. No delay or omission to exercise any right, power, or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power, or remedy of such nonbreaching or nondefaulting party, nor shall it be construed to be a waiver of or acquiescence to any such breach or default, or to any similar breach or default thereafter occurring, nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. All remedies, whether under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

6.13. Stock Split. All references to numbers of shares in this Agreement shall be appropriately adjusted to reflect any stock dividend, split, combination or other recapitalization affecting the Common Stock and Derivative Securities occurring after the date of this Agreement.

6.14. Specific Performance. Each Holder acknowledges and agrees that the Company will be irreparably damaged and substantially harmed, and that monetary damages would not adequately compensate an injured party hereunder, in the event any of the provisions of Subsections 2.11 (entitled "Market Stand-off Agreement"), 2.12 (entitled "Restrictions on Transfer"), and/or 3.5 (entitled "Limitations on Information and Inspection Rights; Confidentiality") of this Agreement are not performed by the Holders in accordance with their specific terms or are otherwise breached. Accordingly, each Holder hereto unconditionally and irrevocably agrees that the Company shall be entitled to protective orders, temporary and/or permanent injunctions, restraining orders and/or other equitable relief against any breaches or threatened breaches of such subsections of this Agreement set forth in the preceding sentence, and to specific performance and/or specific enforcement of such subsections and their terms and provisions in any action instituted in any court of the United States or any state having subject matter jurisdiction, and other remedies available in law or in equity. Further, each Holder hereby waives any claim or defense that there is an adequate remedy at law for such breach or threatened breach of any such subsection listed in the first sentence of this Subsection 6.14.

6.15. Further Assurances. At any time or from time to time after the date hereof, the parties agree to cooperate with each other, and at the request of any other party, to execute and deliver any further instruments or documents and to take all such further action as the other party

25

may reasonably request in order to evidence or effectuate the consummation of the transactions contemplated hereby and to otherwise carry out the intent of the parties hereunder.

6.16. Costs and Attorneys' Fees. Notwithstanding any other provision herein, if any action at law or in equity (including arbitration) is instituted under or in relation to this Agreement, including without limitation to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to recover from the losing party all fees, costs and expenses of enforcing or interpreting the terms of this Agreement, including without limitation reasonable attorneys' and accountants' fees, costs and necessary disbursements (including with respect to appeals) in addition to any other relief to which such party may be entitled.

[Signature pages follow]

IN WITNESS WHEREOF, the parties have executed this Investors' Rights Agreement as of the date first written above.

DENIM.LA, INC.

By:

Name: <u>Corey Esptein, CEO</u>

Address:

Strategic Law Partners, LLP
500 South Grand Avenue, Suite 2050
Los Angeles, California 90071
Attn: Bradley Schwartz

KEY HOLDERS

By:

Corey Epstein

By:

Mark Lynn

INVESTORS

(Entity name, if applicable)

By:

Name:

Title:

(If applicable)

SCHEDULE A

INVESTORS

Common Stock and Preferred Stock

Name and Address	Number of Shares Held
Corey Epstein 1134 11th St., Unit 101 Santa Monica, CA 90403	6,050,000 shares of Common Stock; 617,122 shares of Series Seed Preferred Stock
Ryan Jaleh 11938 Dorothy Street, Apt. 4 Los Angeles, CA 90049	245,060 shares of Common Stock; 101,847 shares of Series Seed Preferred

Series Seed Preferred Stock

Name and Address	Number of Shares Held
Amplify.LA Capital, LLC c/o Paul Bricault, Managing Director 1600 Main St. Venice, CA 90291	1,222,364
Arena Ventures Attn: Paige Craig 1518 N. Orange Grove Avenue Los Angeles, CA 90046	773,335
Siemer Ventures II, LP Attn: Eric Manlunas, Managing Partner 1333 2nd St., Suite 600 Santa Monica, CA 90401	1,004,400
Baroda Ventures LLC Attn: Peter T. Lee, President 245 South Beverly Drive Beverly Hills, CA 90212	773,335
Plus Capital, LP Attn: Adam Lilling, Managing Partner 100 Wishire Blvd. #200 Santa Monica, CA 90401	773,139
Siemer Ventures II, LP Attn: Eric Manlunas, Managing Partner 1333 2nd St., Suite 600 Santa Monica, CA 90401	338,019
Baroda Ventures LLC Attn: Peter T. Lee, President 245 South Beverly Drive Beverly Hills, CA 90212	241,667
Dennis Phelps 333 Main St., #9E	241,381

Name and Address	Number of Shares Held
San Francisco, CA 94105 dbrianphelps@yahoo.com	
CAA Ventures c/o Michael A. Zobel, President 2000 Avenue of the Stars Los Angeles, CA 90067	480,470
SLP Ventures II, LLC c/o Bradley Schwartz, Manager 4166 Woodleigh Lane La Canada, CA 91011	238,885
Crunch Fund I, L.P. c/o Greenough Group 1350 Old Bayshore Highway, Suite 920 Burlingame, CA 94010	713,462
Welle Family Trust c/o Bernhard J. Welle, General Parnter 6636 County Road 250 Durango, CO 81301	237,022
SC Enterprises Worldwide LLC 130 West 19th St., 12D New York, New York 10011	237,022
TenOneTen Ventures, LLC c/o David Waxman, Managing Member 137 N. Larchmont Blvd. #494 Los Angeles, CA 90004	473,881
Viking Power c/o Daniel Brown 1553 Platte St., Ste. 204 Denver, CO 80202	236,920
Dennis Phelps 333 Main St., #9E San Francisco, CA 94105 dbrianphelps@yahoo.com	236,920
Amplify.LA Capital, LLC c/o Paul Bricault, Managing Director 1600 Main St. Venice, CA 90291	236,900
Amplify.LA Capital II, LLC c/o Paul Bricault, Managing Director 1600 Main St. Venice, CA 90291	118,450
Crunch Fund I, L.P. c/o Greenough Group 1350 Old Bayshore Highway, Suite 920 Burlingame, CA 94010	236,879
Michael Lastoria 215 I St. NE, #402 Washington, DC 20002	236,859

Name and Address	Number of Shares Held
Mark L. Epstein 6410 Country Road 250 Durango, CO 81301	236,797
Lahona Ventures LLC c/o Andrew Lahona, Manager/Member 9164 E. Lost Hill Trail Lone Tree, CO 80124	236,756
Siemer Ventures II LP Attn: Eric Manlunas, Managing Partner 1333 2nd St., Suite 600 Santa Monica, CA 90401	709,103
Demarest Films, LLC 11925 Wilshire Boulevard, Suite 310 Los Angeles, CA 90025 Attn: Sam Englebardt	235,713
Tom McInerny 2151 5th Ave W. Seattle, WA 98119	235,365
Glenn E. Montgomery 4855 Willow Stone Heights Colorado Springs, CO 80906	117,611
Daniel Brown 4514 W. 34th Ave. Denver, CO 80212	117,550
Mark L. Epstein 6410 Country Road 250 Durango, CO 81301	117,324
The Bernhard J. and Diane H. Welle Family Trust c/o Bernhard J. Welle, General Partner 6636 County Road 250 Durango, CO 81301	234,588
The Academy, LLC c/o Nicholas Gross 760 N. Cahuenga Blvd. Los Angeles, CA 90038	117,284
Dave Berlin 1900 16th Street, Suite 230 Denver, CO 80202	234,362
Randy Nichols 1899 Wynkoop St. #425 Denver, CO 80202	935,731
Plus Capital, LP Attn: Adam Lilling, Managing Partner 100 Wishire Blvd. #200 Santa Monica, CA 90401	185,771
The Mandel Company Attn: Robert Mandel, President 9100 Wilshire Blvd., 400W	185,722

Name and Address	Number of Shares Held
Beverly Hills, CA 90212	
Zillion, LLC c/o Trevor Pettennude 1215 Delaware St. Denver, CO 80204	539,088
Zillion, LLC c/o Trevor Pettennude 1215 Delaware St. Denver, CO 80204	1,113,940
Zillion, LLC c/o Trevor Pettennude 1215 Delaware St. Denver, CO 80204	371,313
Zillion, LLC c/o Trevor Pettennude 1215 Delaware St. Denver, CO 80204	1,838,396
Plus Capital, LP Attn: Adam Lilling, Managing Partner 100 Wishire Blvd. #200 Santa Monica, CA 90401	367,679
The Kevin Yorn Trust 2000 Ave. of the Stars 3rd Floor, North Los Angeles, CA 90067	110,303
3-4 Surf, GP c/o Gettleson Witzer 16000 Ventura Blvd., Suite 900 Encino, CA 91436	183,839
Baroda Ventures LLC Attn: Peter T. Lee, President 245 South Beverly Drive Beverly Hills, CA 90212	183,839
Amplify.LA Capital II, LLC c/o Paul Bricault, Managing Director 1600 Main St. Venice, CA 90291	240,400
QueensBridge Fund I, L.P. Attn: Managing Member 1801 Century Park East, Suite 1132 Los Angeles, CA 90067	91,919
Viking Power, LLC c/o Daniel Brown 1553 Platte St., Ste. 204 Denver, CO 80202	183,839
Siemer Ventures II LP Attn: Eric Manlunas, Managing Partner 1333 2nd St., Suite 600	183,839

Name and Address	Number of Shares Held
Santa Monica, CA 90401	
Clark W. Landry 732 Beverly Glen Blvd. Los Angeles, CA 90024	91,919
Structure Fund LP Attn: Partner 9229 Sunset Blvd. #810 West Hollywood, CA 90069	91,919
Scott C. Steigerwald 780 Core Drive Port Austin, MI 48467	735,358
Patrick M. Falle Living Trust c/o Patrick M. Falle 5228 Glengate Road Rochester Hills, MI 48306	441,215
William Essin 1648 Little Raven St. Denver, CO 80202	91,919
Bradley J. Zions 8818 Pinto Place Los Angeles, CA 90069	91,919
Equity Trust Company Custodian FBO Warren Loui IRA 5088 Alta Canyada Road La Canada, CA 91011	91,919

Series A Preferred Stock

Name and Address	Number of Shares Held
SeedInvest Direct Investors	3,510,059
Each other Person that is a party to that certain Subscription Agreement for the sale of the Company's Series A Preferred Stock dated as of August 8, 2016, as an "Investor" thereunder.	The number of Shares of Series A Preferred Stock sold to such Investor under such Subscription Agreement for the sale of the Company's Series A Preferred Stock.

Series A-2 Preferred Stock

Name and Address	Number of Shares Held
Each Person that is a party to that certain Subscription Agreement for the sale of the Company's Series A-2 Preferred Stock dated as of September 20, 2017, as an "Investor" thereunder.	The number of Shares of Series A-2 Preferred Stock sold to such Investor under such Subscription Agreement for the sale of the Company's Series A-2 Preferred Stock.

Series CF Preferred Stock

Name and Address	Number of Shares Held
Each Person that is a party to that certain Subscription Agreement for the sale of the Company's Series CF Preferred Stock dated as of July 31, 2018, as an "Investor" thereunder.	The number of Shares of Series CF Preferred Stock sold to such Investor under such Subscription Agreement for the sale of the Company's Series CF Preferred Stock.

Series A-3 Preferred Stock

Name and Address	Number of Shares Held
Each Person that is a party to the Purchase Agreement as an "Investor" thereunder.	The number of Shares of Series A-3 Preferred Stock sold under the Purchase Agreement.

SCHEDULE B

KEY HOLDERS

Name and Address	Number of Shares Held
Corey Epstein 1134 11th Street, Unit 101 Santa Monica, CA 90403	6,050,000 shares of Common Stock; 617,122 shares of Series Seed Preferred Stock
Mark Lynn 13700 Marina Pointe Drive Marina Del Rey, CA 90292	2,688,889 shares of Common Stock; Options to purchase up to 3,361,111 shares of Common Stock

EXHIBIT A

Form of Nondisclosure and Proprietary Rights Assignment Agreement

EXHIBIT B

Form of Consulting Agreement

EXHIBIT C

ADOPTION AGREEMENT

This Adoption Agreement ("**Adoption Agreement**") is executed on _____, 20__, by the undersigned (the "**Holder**") pursuant to the terms of that certain Investors' Rights Agreement dated as of _____, 2018 (the "**Agreement**"), by and among the Company, certain Investors and certain Key Holders, as such Agreement may be amended or amended and restated hereafter. Capitalized terms used but not defined in this Adoption Agreement shall have the respective meanings ascribed to such terms in the Agreement. By the execution of this Adoption Agreement, the Investor or Key Holder, as applicable, agrees as follows:

     1.1   Acknowledgement. Holder acknowledges that Holder is acquiring certain shares of the capital stock of the Company or options, warrants or other rights to purchase such capital stock (collectively, the "**Capital Stock**") for one of the following reasons (Check the correct box):

☐   as a transferee of Capital Stock from a party in such party's capacity as an "Investor" bound by the Agreement, and after such transfer, Holder shall be considered an "Investor" for all purposes of the Agreement.

☐   as a transferee of Capital Stock from a party in such party's capacity as a "Key Holder" bound by the Agreement, and after such transfer, Holder shall be considered a "Key Holder" for all purposes of the Agreement.

☐   as a new Investor in accordance with Subsection 6.9 of the Agreement, in which case Holder will be an "Investor" for all purposes of the Agreement.

☐   in accordance with Subsection 6.1 of the Agreement, as a new party who is not a new Investor, in which case Holder will be a "Key Holder" for all purposes of the Agreement.

     1.2   Agreement. Holder hereby (a) agrees that the Capital Stock, and any other shares of capital stock or securities required by the Agreement to be bound thereby, shall be bound by and subject to the terms of the Agreement and (b) adopts the Agreement with the same force and effect as if Holder were originally a party thereto, in the capacity as an "Investor" or a "Key Holder" to the extent set forth in Section 1.1 of this Adoption Agreement.

     1.3   Notice. Any notice required or permitted by the Agreement shall be given to Holder at the address or facsimile number listed below Holder's signature hereto.

HOLDER: _____	ACCEPTED AND AGREED:
By: _____ Name and Title of Signatory	**DENIM.LA, INC.**
Address: _____	By: _____
_____	Title: _____
Facsimile Number: _____	

EXHIBIT B:

AMENDED AND RESTATED RIGHT OF FIRST REFUSAL
AND CO-SALE AGREEMENT

THIS AMENDED AND RESTATED RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT is made as of _____, 2018 by and among Denim.LA, Inc., a Delaware corporation (the "**Company**"), the Rights Holders listed on Schedule A, the Key Holders listed on Schedule B and the Investors listed on Schedule C. For the avoidance of doubt, each Person that is a party to the Purchase Agreement (as defined below) as an "Investor" thereunder is hereby deemed automatically, and without any further action, to have joined this Agreement and become a party hereof as an "Investor" pursuant to Section 2(b) of the Purchase Agreement, notwithstanding any failure by such Person have executed or delivered this Agreement to any other party hereof.

WHEREAS, the Company, the Key Holders, the Rights Holders and certain of the Investors (the "**Prior Investors**") previously entered into an Amended and Restated Right of First Refusal and Co-Sale Agreement, dated as of July 31, 2018, (the "**Prior Agreement**"), in connection with the purchase of shares of Series Seed Preferred Stock of the Company, par value $0.0001 per share ("**Series Seed Preferred Stock**"), Series A Preferred Stock of the Company, par value $0.0001 per share ("**Series A Preferred Stock**"), Series A-2 Preferred Stock of the Company, par value $0.0001 per share ("**Series A-2 Preferred Stock**") and/or Series CF Preferred Stock of the Company, par value $0.0001 per share ("**Series CF Preferred Stock**");

WHEREAS, the Key Holders, the Rights Holders, the Prior Investors and the Company desire to induce certain of the Investors to purchase shares of Series A-3 Preferred Stock of the Company, par value $0.0001 per share ("**Series A-3 Preferred Stock**"), pursuant to the Subscription Agreement dated as of the date hereof by and among the Company and certain of the Investors (the "**Purchase Agreement**") by amending and restating the Prior Agreement to provide the Investors with the rights and privileges as set forth herein.

NOW, THEREFORE, the Company, the Key Holders, the Rights Holders and the Investors agree as follows:

1. Definitions.

1.1. "**Affiliate**" means, with respect to any specified Person, any other Person who directly or indirectly, controls, is controlled by or is under common control with such Person, including without limitation any general partner, managing member, officer or director of such Person, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, such Person.

1.2. "**Capital Stock**" means (a) shares of Common Stock and Preferred Stock (whether now outstanding or hereafter issued in any context), (b) shares of Common Stock issued or issuable upon conversion of Preferred Stock and (c) shares of Common Stock issued or issuable upon exercise or conversion, as applicable, of stock options, warrants or other convertible

i

securities of the Company, in each case now owned or subsequently acquired by any Key Holder, any Investor, any Rights Holder, or their respective successors or permitted transferees or assigns. For purposes of the number of shares of Capital Stock held by a Rights Holder, Investor or Key Holder (or any other calculation based thereon), all shares of Preferred Stock shall be deemed to have been converted into Common Stock at the then-applicable conversion ratio.

1.3. "**Certificate of Incorporation**" means the Company's Amended and Restated Certificate of Incorporation, as amended from time to time.

1.4. "**Change of Control**" means a transaction or series of related transactions in which a person, or a group of related persons, acquires from stockholders of the Company shares representing more than fifty percent (50%) of the outstanding voting power of the Company.

1.5. "**Common Stock**" means shares of Common Stock of the Company, $0.0001 par value per share.

1.6. "**Company Notice**" means written notice from the Company notifying the selling Key Holders that the Company intends to exercise its Right of First Refusal as to some or all of the Transfer Stock with respect to any Proposed Key Holder Transfer.

1.7. "**Family Member**" of any Key Holder means any child, stepchild, grandchild, parent, stepparent, grandparent, sibling (in each of the foregoing cases, whether natural or through adoption), the spouse or Spousal Equivalent of any of the foregoing, the Key Holder's spouse or Spousal Equivalent, any other direct lineal descendant or antecedent of such Key Holder (or his or her spouse or Spousal Equivalent) or any other relative approved by the Board of Directors of the Company.

1.8. "**Investor Notice**" means written notice from an Investor notifying the Company and the selling Key Holder that such Investor intends to exercise its Secondary Refusal Right as to a portion of the Transfer Stock with respect to any Proposed Key Holder Transfer.

1.9. "**Investor**" means the persons named on Schedule C hereto, each person to whom the rights of an Investor are assigned pursuant to Subsection 6.8, each person who hereafter becomes a signatory to this Agreement pursuant to Subsection 6.10(b) and any one of them, as the context may require.

1.10. "**Rights Holder Notice**" means written notice from a Rights Holder notifying the Company and the selling Key Holder that such Rights Holder intends to exercise its Tertiary Refusal Right as to a portion of the Transfer Stock with respect to any Proposed Key Holder Transfer.

1.11. "**Rights Holders**" means the persons named on Schedule A hereto, each person to whom the rights of a Rights Holder are assigned pursuant to Subsection 6.8, each person who hereafter becomes a signatory to this Agreement pursuant to Subsection 6.10(a) and any one of them, as the context may require.

1.12. "**Key Holders**" means the persons named on Schedule B hereto, each person to whom the rights of a Key Holder are assigned pursuant to Subsection 3.1, each person who hereafter becomes a signatory to this Agreement pursuant to Subsection 6.8 or 6.16 and any one of them, as the context may require.

1.13. "**Person**" means any individual, firm, corporation, partnership, association, limited liability company, trust or any other entity.

1.14. "**Preferred Stock**" means collectively, all shares of Series Seed Preferred Stock of the Company, par value $0.0001 per share, Series A Preferred Stock of the Company, par value $0.0001 per share, Series A-2 Preferred Stock of the Company, par value $0.0001 per share, Series CF Preferred Stock of the Company, par value $0.0001 per share, and Series A-3 Preferred Stock of the Company, par value $0.0001 per share.

1.15. "**Proposed Key Holder Transfer**" means any assignment, sale, offer to sell, pledge, mortgage, hypothecation, encumbrance, disposition of or any other like transfer or encumbering of any Transfer Stock (or any interest therein) proposed by any of the Key Holders.

1.16. "**Proposed Transfer Notice**" means written notice from a Key Holder setting forth the terms and conditions of a Proposed Key Holder Transfer.

1.17. "**Prospective Transferee**" means any person to whom a Key Holder proposes to make a Proposed Key Holder Transfer.

1.18. "**Right of Co-Sale**" means the right, but not an obligation, of a Rights Holder or an Investor to participate in a Proposed Key Holder Transfer on the terms and conditions specified in the Proposed Transfer Notice.

1.19. "**Right of First Refusal**" means the right, but not an obligation, of the Company, or its permitted transferees or assigns, to purchase some or all of the Transfer Stock with respect to a Proposed Key Holder Transfer, on the terms and conditions specified in the Proposed Transfer Notice.

1.20. "**Secondary Notice**" means written notice from the Company notifying the Rights Holders, the Investors and the selling Key Holder that the Company does not intend to exercise its Right of First Refusal as to all shares of Transfer Stock with respect to any Proposed Key Holder Transfer.

1.21. "**Secondary Refusal Right**" means the right, but not an obligation, of each Investor to purchase up to its pro rata portion (based upon the total number of shares of Capital Stock then held by all Investors) of any Transfer Stock not purchased pursuant to the Right of First Refusal, on the terms and conditions specified in the Proposed Transfer Notice.

1.22. "**Spousal Equivalent**" of any relevant individual means an individual that is registered as a domestic partner of such relevant person under the laws of the State of California or any other law having similar effect, or provided the following circumstances are true with respect to such relevant person and the Spousal Equivalent: (a) irrespective of whether or not the relevant individual and the Spousal Equivalent are the same sex, they are the sole spousal equivalent of the other for the last 12 months, (b) they intend to remain so indefinitely, (c) neither are married to anyone else, (d) both are at least 18 years of age and mentally competent to consent to contract, (e) they are not related by blood to a degree of closeness that which would prohibit legal marriage in the state in which they legally reside, (f) they are jointly responsible for each other's common welfare and financial obligations, and (g) they reside together in the same residence for the last 12 months and intend to do so indefinitely.

1.23. "**Tertiary Notice**" means written notice from the Company notifying the Rights Holders and the selling Key Holder that the Investors have failed to exercise their Secondary Right of First Refusal as to all remaining shares of Transfer Stock with respect to any Proposed Key Holder Transfer.

1.24. "**Tertiary Refusal Right**" means the right, but not an obligation, of each Rights Holder to purchase up to its pro rata portion (based upon the total number of shares of Capital Stock then held by all Rights Holders) of any Transfer Stock not purchased pursuant to the Right of First Refusal or the Secondary Refusal Rights, on the terms and conditions specified in the Proposed Transfer Notice.

1.25. "**Transfer Stock**" means shares of Capital Stock owned by a Key Holder, or issued to a Key Holder after the date hereof (including, without limitation, in connection with any stock split, stock dividend, recapitalization, reorganization, or the like), but does not include any shares of Preferred Stock or Common Stock issued or issuable upon conversion of Preferred Stock.

1.26. "**Undersubscription Notice**" means written notice from a Rights Holder or an Investor notifying the Company and the selling Key Holder that such Rights Holder or Investor intends to exercise its option to purchase all or any portion of the Transfer Stock not purchased pursuant to the Right of First Refusal, the Secondary Refusal Right or the Tertiary Refusal Right.

2. Agreement Among the Company, the Rights Holders, the Investors and the Key Holders.

2.1. Right of First Refusal.

(a) Grant. Subject to the terms of Section 3 below, each Key Holder hereby unconditionally and irrevocably grants to the Company a Right of First Refusal to purchase all or any portion of Transfer Stock that such Key Holder may propose to transfer in a Proposed Key Holder Transfer, at the same price and on the same terms and conditions as those offered to the Prospective Transferee. In the event of a conflict between this Agreement and any other agreement that may have been entered into, or may be entered into in the future, by a Key Holder with the Company that contains any other right of first refusal in favor of the Company and that does not expressly and specifically amend this Section 2 of this Agreement (including without limitation any such provision set forth in any stock purchase agreement and/or stock option agreement for securities issued to the Key Holder under the Company's equity incentive plan before, on or after the date hereof), the Company and the Key Holder acknowledge and agree that the terms of this Agreement shall control and the other rights of first refusal shall be deemed satisfied by compliance with this Subsection 2.1(a) and Subsection 2.1(b). In the event of a conflict between this Agreement and the Company's Bylaws containing another right of first refusal, the

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terms of the Bylaws will control and compliance with the Bylaws shall be deemed compliance with this Subsection 2.1(a) and Subsection 2.1(b) in full.

(b)   Notice. Each Key Holder proposing to make a Proposed Key Holder Transfer must deliver a Proposed Transfer Notice to the Company, each Investor and each Rights Holder not later than forty-five (45) days prior to the consummation of such Proposed Key Holder Transfer.   Such Proposed Transfer Notice shall contain the material terms and conditions (including price and form of consideration) of the Proposed Key Holder Transfer and the identity of the Prospective Transferee.   To exercise its Right of First Refusal under this Section 2, the Company must deliver a Company Notice to the selling Key Holder within fifteen (15) days after delivery of the Proposed Transfer Notice.

(c)   Grant of Secondary Refusal Right to Investors. Subject to the terms of Section 3 below, each Key Holder hereby unconditionally and irrevocably grants to the Investors a Secondary Refusal Right to purchase all or any portion of the Transfer Stock not purchased by the Company pursuant to the Right of First Refusal, as provided in this Subsection 2.1(c). If the Company does not intend to exercise its Right of First Refusal with respect to all Transfer Stock subject to a Proposed Key Holder Transfer, the Company must deliver a Secondary Notice to the selling Key Holder and to each Investor and Rights Holder to that effect no later than fifteen (15) days after the selling Key Holder delivers the Proposed Transfer Notice to the Company. To exercise its Secondary Refusal Right, an Investor must deliver an Investor Notice to the selling Key Holder and the Company within ten (10) days after the Company's deadline for its delivery of the Secondary Notice as provided in the preceding sentence. To the extent that an Investor does not deliver an Investor Notice to the selling Key Holder and the Company within the 10-day period specified in the preceding sentence (the "**Investor Notice Period**"), such Investor shall be deemed to have waived its Secondary Refusal Right with respect to such Proposed Key Holder Transfer.

(d)   Undersubscription of Transfer Stock by Investors. If options to purchase have been exercised by the Company and the Investors with respect to some but not all of the Transfer Stock by the end of the Investor Notice Period, then the Company shall, immediately after the expiration of the Investor Notice Period, send written notice (the "**Initial Company Undersubscription Notice**") to those Investors who fully exercised their Secondary Refusal Right within the Investor Notice Period (the "**Exercising Investors**"). Each Exercising Investor shall, subject to the provisions of this Subsection 2.1(d), have an additional option to purchase all or any part of the balance of any such remaining unsubscribed shares of Transfer Stock on the terms and conditions set forth in the Proposed Transfer Notice. To exercise such option, an Exercising Investor must deliver an Undersubscription Notice to the selling Key Holder and the Company within ten (10) days after the expiration of the Investor Notice Period. In the event there are two or more such Exercising Investors that choose to exercise the last-mentioned option for a total number of remaining shares in excess of the number available, the remaining shares available for purchase under this Subsection 2.1(d) shall be allocated to such Exercising Investors pro rata based on the number of shares of Transfer Stock such Exercising Investors have elected to purchase pursuant to the Secondary Refusal Right (without giving effect to any shares of Transfer Stock that any such Exercising Investor has elected to purchase pursuant to the Initial Company Undersubscription Notice). If the options to purchase the remaining shares are exercised

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in full by the Exercising Investors, the Company shall immediately notify all of the Exercising Investors and the selling Key Holder of that fact.

(e)　Grant of Tertiary Refusal Right to Rights Holders. Subject to the terms of Section 3 below, each Key Holder hereby unconditionally and irrevocably grants to the Rights Holders a Tertiary Refusal Right to purchase all or any portion of the Transfer Stock not purchased by the Company pursuant to the Right of First Refusal and not purchased by the Investors pursuant to the Secondary Right of First Refusal, as provided in this Subsection 2.1(e). If the Investors fail to purchase all Transfer Stock by exercising their Secondary Right of First Refusal with respect to all Transfer Stock subject to a Proposed Key Holder Transfer, the Company must deliver a Tertiary Notice to the selling Key Holder and to each Rights Holder to that effect no later than fifteen (15) days after the lapse of the final deadline or the delivery of the last notice (whichever is later) required under Subsections 2.1(c) and 2.1(d). To exercise its Tertiary Refusal Right, a Rights Holder must deliver a Rights Holder Notice to the selling Key Holder and the Company within ten (10) days after the Company's deadline for its delivery of the Tertiary Notice as provided in the preceding sentence. To the extent that a Rights Holder does not deliver a Rights Holder Notice to the selling Key Holder and the Company within the 10-day period specified in the preceding sentence (the "**Rights Holder Notice Period**"), such Rights Holder shall be deemed to have waived its Tertiary Refusal Right with respect to such Proposed Key Holder Transfer.

(f)　Undersubscription of Transfer Stock by Rights Holders. If options to purchase have been exercised by the Company and the Rights Holders with respect to some but not all of the Transfer Stock by the end of the Rights Holder Notice Period, then the Company shall, immediately after the expiration of the Rights Holder Notice Period, send written notice (the "**Secondary Company Undersubscription Notice**") to those Rights Holders who fully exercised their Tertiary Refusal Right within the Rights Holder Notice Period (the "**Exercising Rights Holders**"). Each Exercising Rights Holder shall, subject to the provisions of this Subsection 2.1(f), have an additional option to purchase all or any part of the balance of any such remaining unsubscribed shares of Transfer Stock on the terms and conditions set forth in the Proposed Transfer Notice. To exercise such option, an Exercising Rights Holder must deliver an Undersubscription Notice to the selling Key Holder and the Company within ten (10) days after the expiration of the Rights Holder Notice Period. In the event there are two or more such Exercising Rights Holders that choose to exercise the last-mentioned option for a total number of remaining shares in excess of the number available, the remaining shares available for purchase under this Subsection 2.1(f) shall be allocated to such Exercising Rights Holders pro rata based on the number of shares of Transfer Stock such Exercising Rights Holders have elected to purchase pursuant to the Tertiary Refusal Right (without giving effect to any shares of Transfer Stock that any such Exercising Rights Holder has elected to purchase pursuant to the Secondary Company Undersubscription Notice). If the options to purchase the remaining shares are exercised in full by the Exercising Rights Holders, the Company shall immediately notify all of the Exercising Rights Holders and the selling Key Holder of that fact.

(g)　Consideration; Closing. If the consideration proposed to be paid for the Transfer Stock is in cash, then payment of the purchase price will be made by the Company, the Investors or the Rights Holders, as applicable, (i) by check or by wire transfer of immediately available funds, (ii) by cancellation of all or a portion of any outstanding indebtedness of the Key Holder to the Company, the Investor(s) or Rights Holder(s), as applicable, or (iii) by any

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combination of the foregoing. If the consideration proposed to be paid for the Transfer Stock is in property, services or other non-cash consideration, the fair market value of the consideration shall be as determined in good faith by the Company's Board of Directors and as set forth in the Company Notice, which determination will be binding upon the Company, the Rights Holders, the Investors and the Key Holder absent fraud or error. If the Company, any Investor or any Rights Holder cannot for any reason pay for the Transfer Stock in the same form of non-cash consideration, the Company, such Investor or such Rights Holder may pay the cash value equivalent thereof, as determined in good faith by the Board of Directors and as set forth in the Company Notice. The closing of the purchase of Transfer Stock by the Company, the Investors and the Rights Holders shall take place, and all payments from the Company, the Investors and the Rights Holders shall have been delivered to the selling Key Holder, by the later of (i) the date specified in the Proposed Transfer Notice as the intended date of the Proposed Key Holder Transfer and (ii) sixty (60) days after delivery of the Proposed Transfer Notice.

(h)   Rights as a Stockholder. To the extent that the Company, an Investor or a Rights Holder exercises its Right of First Refusal, Secondary Refusal Right or Tertiary Refusal Right to purchase all or any portion of the Transfer Stock, then, upon consummation of such purchase, the selling Key Holder will have no further rights as a holder of the Transfer Stock except the right to receive payment for the Transfer Stock from the Company, the Investor or the Rights Holder in accordance with the terms of this Agreement, and the selling Key Holder will forthwith cause all certificate(s) evidencing such Transfer Stock to be surrendered to the Company, properly endorsed for transfer to the Company, to the Investors or to the Rights Holders, as applicable.

2.2.   Right of Co-Sale.

(a)   Exercise of Right. If any Transfer Stock subject to a Proposed Key Holder Transfer is not purchased pursuant to Subsection 2.1 above and thereafter is to be sold to a Prospective Transferee, each respective Investor and Rights Holder (other than a Rights Holder that is the Key Holder that is proposing the Proposed Key Holder Transfer (an "**Excluded Rights Holder**")) may elect to exercise its Right of Co-Sale and participate on a pro rata basis in the Proposed Key Holder Transfer as set forth in Subsection 2.2(b) below and, subject to Subsection 2.2(d), otherwise on the same terms and conditions specified in the Proposed Transfer Notice. Each Investor and Rights Holder (other than an Excluded Rights Holder) who desires to exercise its Right of Co-Sale (each, a "**Participating Investor**" or "**Participating Rights Holder**," as applicable) must give the selling Key Holder written notice to that effect within fifteen (15) days after the deadline for delivery of the Tertiary Notice described above, and upon giving such notice such Participating Investor or Participating Rights Holder shall be deemed to have effectively exercised the Right of Co-Sale.

(b)   Shares Includable. Each Participating Investor or Participating Rights Holder may include in the Proposed Key Holder Transfer all or any part of such Participating Investor's or Participating Rights Holder's Capital Stock equal to the product obtained by multiplying (i) the aggregate number of shares of Transfer Stock subject to the Proposed Key Holder Transfer (excluding shares purchased by the Company, the Participating Investors or the Participating Rights Holders pursuant to the Right of First Refusal, the Secondary Refusal Right or the Tertiary Refusal Right) by (ii) a fraction, the numerator of which is the number

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of shares of Capital Stock owned by such Participating Investor or Participating Rights Holder immediately before consummation of the Proposed Key Holder Transfer, and the denominator of which is the total number of shares of Capital Stock owned, in the aggregate, by all Participating Investors and Participating Rights Holders immediately prior to the consummation of the Proposed Key Holder Transfer, plus the number of shares of Transfer Stock held by the selling Key Holder. To the extent one or more of the Participating Investors and/or Participating Rights Holders exercise such right of participation in accordance with the terms and conditions set forth herein, the number of shares of Transfer Stock that the selling Key Holder may sell in the Proposed Key Holder Transfer shall be correspondingly reduced.

(c)   Purchase and Sale Agreement. The Participating Investors and Participating Rights Holders and the selling Key Holder agree that the terms and conditions of any Proposed Key Holder Transfer in accordance with Subsection 2.2 will be memorialized in, and governed by, a written purchase and sale agreement with the Prospective Transferee(s) (the "**Purchase and Sale Agreement**") with customary terms and provisions for such a transaction and reflecting the same terms and conditions (including the proposed purchase price) as set forth in the Proposed Transfer Note, and the Participating Investors, Participating Rights Holders and the selling Key Holder further covenant and agree to enter into such Purchase and Sale Agreement with each other and the Prospective Transferee(s) as a condition precedent to any sale or other transfer in accordance with this Subsection 2.2. For the avoidance of doubt, the Participating Investors and the Participating Rights Holders agree that at the request of the selling Key Holder or any Prospective Transferee(s), the Purchase and Sale Agreement shall include customary representations and warranties of the Participating Investors or Participating Rights Holder(s), as applicable, including, but not limited to, the following: (i) that each Participating Investor and Participating Rights Holder holds all right, title and interest in and to the shares that such Participating Investor or Participating Rights Holder, as applicable, is selling or transferring under the Purchase and Sale Agreement, free and clear of all liens and encumbrances, (ii) that the obligations of each Participating Investor or Participating Rights Holder, as applicable, in connection with the transaction under the Purchase and Sale Agreement have been duly authorized, if applicable, (iii) that the documents to be entered into by each Participating Investor or Participating Rights Holder, as applicable, in connection with the Purchase and Sale Agreement have been duly executed by such Participating Investor or Participating Rights Holder, as applicable, and delivered to the selling Key Holder and the Prospective Transferee(s) and are enforceable against each Participating Investor or Participating Rights Holder, as applicable, in accordance with their respective terms and (iv) neither the execution and delivery of documents to be entered into in connection with the transaction contemplated under the Purchase and Sale Agreement, nor the performance of each Participating Investor's or Participating Rights Holder's obligations thereunder, will cause a breach or violation of the terms of any agreement, law or judgment, order or decree of any court or governmental agency.

(d)   Allocation of Consideration. The aggregate consideration payable to the Participating Investor and Participating Rights Holders and the selling Key Holder shall be allocated based on the number of shares of Capital Stock sold to the Prospective Transferee by each Participating Investor, each Participating Rights Holder and the selling Key Holder as provided in Subsection 2.2(b), provided that if a Participating Investor or a Participating Rights Holder wishes to sell Preferred Stock, the price set forth in the Proposed Transfer Notice shall be

appropriately adjusted based on the applicable conversion ratio of the Preferred Stock into Common Stock.

(e) Purchase by Selling Key Holder; Deliveries. Notwithstanding Subsection 2.2(c) above, if any Prospective Transferee(s) refuse(s) to purchase securities subject to the Right of Co-Sale from any Participating Investor(s) or Participating Rights Holder(s) or upon the failure to negotiate in good faith a Purchase and Sale Agreement with customary terms and provisions for such a transaction and reflecting the same terms and conditions (including the proposed purchase price) as set forth in the Proposed Transfer Note, no Key Holder may sell any Transfer Stock to such Prospective Transferee(s) unless and until, simultaneously with such sale, such Key Holder purchases all securities subject to the Right of Co-Sale from such Participating Investor(s) or such Participating Rights Holder(s), as applicable, on the same terms and conditions (including the proposed purchase price) as set forth in the Proposed Transfer Notice and as provided in Subsection 2.2(d). In connection with such purchase by the selling Key Holder, such Participating Investor, Investor, Participating Rights Holder or Rights Holders shall deliver to the selling Key Holder a stock certificate or certificates, properly endorsed for transfer, representing the Capital Stock being purchased by the selling Key Holder. Each such stock certificate delivered to the selling Key Holder will be transferred to the Participating Investor or Prospective Transferee, as applicable, against payment therefor in consummation of the sale of the Transfer Stock pursuant to the terms and conditions specified in the Purchase and Sale Agreement, and the selling Key Holder shall concurrently therewith remit or direct payment to each such Participating Investor or Participating Rights Holder, as applicable, the portion of the aggregate consideration to which each such Participating Investor or Participating Rights Holder, as applicable, is entitled by reason of its participation in such sale as provided in this Subsection 2.2(e).

(f) Additional Compliance. If the Right of First Refusal, the Secondary Refusal Right, the Tertiary Refusal Right and the Right of Co-Sale have lapsed or been waived as to any portion of the Transfer Stock, then the Key Holder may transfer that portion of the Transfer Stock to any Proposed Transferee(s) named in the Proposed Transfer Notice, at a price and on terms set forth in the Proposed Transfer Notice (or at a higher price and/or on terms more favorable to the selling Key Holder than those set forth in the Proposed Transfer Notice), provided that such Proposed Key Holder Transfer (i) is consummated within one hundred twenty (120) days after receipt of the Proposed Transfer Notice by the Company, and (ii) is in accordance with all the terms of this Agreement. If any Proposed Key Holder Transfer is not consummated within one hundred twenty (120) days after receipt of the Proposed Transfer Notice by the Company, the Key Holders proposing the Proposed Key Holder Transfer may not sell any Transfer Stock unless they first comply in full with each provision of this Section 2. The exercise or election not to exercise any right by any Investor or Rights Holder hereunder shall not adversely affect its right to participate in any other sales of Transfer Stock subject to this Subsection 2.2.

2.3. Effect of Failure to Comply.

(a) Transfer Void. Any Proposed Key Holder Transfer not made in compliance with the requirements of this Agreement shall be null and void *ab initio*, shall not be recorded on the books of the Company or its transfer agent and shall not be recognized by the Company, nor shall the Company be required to treat as owner of any Capital Stock, or accord the

right to vote or pay dividends to, any purchaser, donee or other transferee to whom such Capital Stock may have been so transferred.

(b)   Violation of First Refusal Right. If any Key Holder becomes obligated to sell any Transfer Stock to the Company or any Participating Investor or Rights Holder under this Agreement and fails to deliver such Transfer Stock in accordance with the terms of this Agreement, the Company and/or such Participating Investor and/or Rights Holder may, at its option, in addition to all other remedies it may have, send to such Key Holder the purchase price for such Transfer Stock as is herein specified and transfer to the name of the Company, such Investor or such Rights Holder (or request that the Company effect such transfer in the name of an Investor or a Rights Holder) on the Company's books the certificate or certificates representing the Transfer Stock to be sold.

(c)   Violation of Co-Sale Right. If any Key Holder purports to sell any Transfer Stock in contravention of the Right of Co-Sale (a "**Prohibited Transfer**"), each Investor or Rights Holder who desires to exercise its Right of Co-Sale under Subsection 2.2 may, in addition to such remedies as may be available by law, in equity or hereunder, require such Key Holder to purchase from such Investor or Rights Holder the type and number of shares of Capital Stock that such Investor or Rights Holder would have been entitled to sell to the Prospective Transferee had the Prohibited Transfer been effected in compliance with the terms of Subsection 2.2. The sale will be made on the same terms, including, without limitation, as provided in Subsection 2.2(d), and subject to the same conditions as would have applied had the Key Holder not made the Prohibited Transfer, except that the sale (including, without limitation, the delivery of the purchase price) must be made within ninety (90) days after the Investor or Rights Holder, as applicable, learns of the Prohibited Transfer, as opposed to the timeframe prescribed in Subsection 2.2. Such Key Holder shall also reimburse each Investor and Rights Holder for any and all reasonable and documented out-of-pocket fees and expenses, including reasonable legal fees and expenses, incurred pursuant to the exercise or the attempted exercise of the Investor's or Rights Holder's (as applicable) rights under Subsection 2.2.

3.   Exempt Transfers.

3.1.   Exempted Transfers. Notwithstanding the foregoing or anything to the contrary herein, the provisions of Subsections 2.1 and 2.2 shall not apply:

(a)   in the case of a Key Holder that is an entity, upon a transfer by such Key Holder to its stockholders, members, retired members, partners, retired partners or other equity holders;

(b)   to a repurchase by the Company of Transfer Stock from a Key Holder that is a former employee, officer, director, consultant or other person who performed services for the Company or any subsidiary in connection with the cessation of such employment or service at either the original purchase price or the then-current fair market value thereof;

(c)   to a pledge of Transfer Stock that creates a mere security interest in the pledged Transfer Stock, provided that the pledge thereof agrees in writing in advance to be bound by and comply with all applicable provisions of this Agreement to the same extent as if it were the Key Holder making such pledge;

(d) in the case of a Key Holder that is a natural person, upon a transfer of Transfer Stock by such Key Holder (i) to his or her Family Member(s) or any custodian or trustee of any trust, partnership, limited liability company or other entity for the benefit of, or the ownership interests of which are owned (directly or indirectly) wholly by, such Key Holder or any such Family Member(s); (ii) to the estate of such Key Holder and/or any Family Member(s) of such Key Holder; or (iii) otherwise by devise or descent or made for bona fide estate planning purposes, either during his or her lifetime or on death by will or intestacy; or

(e) to the sale by the Key Holder of up to 5% of the Capital Stock held by such Key Holder as of the date that such Key Holder first became party to this Agreement;

provided that in the case of clauses 3.1(a), (c), (d) or (e):

(i) the Key Holder shall deliver written notice to the Rights Holders of such pledge, gift or transfer within thirty (30) days after the closing thereof;

(ii) such shares of Transfer Stock shall at all times remain subject to the terms and restrictions set forth in this Agreement; and

(iii) such transferee shall, as a condition to such issuance, deliver a counterpart signature page to this Agreement as confirmation that such transferee shall be bound by all the terms and conditions of this Agreement as a Key Holder (but only with respect to the securities so transferred to the transferee), including the obligations of a Key Holder with respect to Proposed Key Holder Transfers of such Transfer Stock pursuant to Section 2.

3.2. Exempted Offerings. Notwithstanding the foregoing or anything to the contrary herein, the provisions of Section 2 shall not apply to the sale of any Transfer Stock (a) to the public in an offering pursuant to an effective registration statement under the Securities Act of 1933, as amended (a "Public Offering") or (b) pursuant to a Deemed Liquidation Event (as defined in the Certificate of Incorporation) or Change of Control.

3.3. Prohibited Transferees. Notwithstanding the foregoing, no Key Holder shall transfer any Transfer Stock solely in reliance on Section 3.1(c) or 3.1(e) above to (a) any entity which, in the reasonable determination of the Company's Board of Directors, directly competes with the Company or (b) any then-current and active customer, distributor or supplier of the Company, if the Company's Board of Directors should reasonably determine that such transfer would result in such customer, distributor or supplier receiving information that would place the Company at a competitive disadvantage with respect to such customer, distributor or supplier.

4. Legend. Each certificate representing shares of Transfer Stock held by the Key Holders or issued to any permitted transferee in connection with a transfer permitted by Subsection 3.1 hereof shall be endorsed with the following legend:

THE SALE, PLEDGE, HYPOTHECATION OR TRANSFER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO, AND

IN CERTAIN CASES PROHIBITED BY, THE TERMS AND CONDITIONS OF A CERTAIN RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT BY AND AMONG THE STOCKHOLDER, THE CORPORATION AND CERTAIN OTHER HOLDERS OF STOCK OF THE CORPORATION. COPIES OF SUCH AGREEMENT MAY BE OBTAINED UPON WRITTEN REQUEST TO THE SECRETARY OF THE CORPORATION.

Each Key Holder agrees that the Company may instruct its transfer agent to impose transfer restrictions on the shares represented by certificates bearing the legend referred to in this Section 4 above to enforce the provisions of this Agreement, that the Company may issue appropriate "stop transfer" instructions, and the Company agrees to promptly do so. The legend shall be removed upon termination of this Agreement at the request of the holder.

5.   Lock-Up.

5.1.   Agreement to Lock-Up. Each Key Holder hereby agrees that it will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to the registration by the Company of shares of its Common Stock or any other equity securities under the Securities Act on a registration statement on Form S-1 or Form S-3, and ending on the date specified by the Company and the managing underwriter (such period not to exceed (x) one hundred eighty (180) days in the case of the Company's initial public offering (the "IPO"), or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), or (y) ninety (90) days in the case of any registration other than the IPO, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), (a) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Capital Stock (whether such shares of Capital Stock are then owned by the Key Holder or are thereafter acquired), or (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Capital Stock, whether any such transaction described in clause (a) or (b) above is to be settled by delivery of Capital Stock or other securities, in cash or otherwise. The foregoing provisions of this Section 5 shall not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement, and shall only be applicable to the Key Holders if all officers, directors and holders of more than five percent (5%) of the outstanding Common Stock (after giving effect to the conversion into Common Stock of all outstanding Preferred Stock) are subject to the same restrictions. The underwriters in connection with the IPO and/or other registration(s) are intended third-party beneficiaries of this Section 5 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Key Holder further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO and/or other registration(s) that are consistent with this Section 5 or that are necessary to give further effect thereto. Any discretionary waiver or termination of the restrictions of any or all of such agreements by the Company or the underwriters shall apply pro rata to all holders of Capital Stock subject to such agreements, based on the number of shares subject to such agreements.

5.2. Stop Transfer Instructions. In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to the shares of Capital Stock of each Key Holder (and transferees and assignees thereof) until the end of such restricted period.

5.3. Other Agreements. In the event of a conflict between this Agreement and any other agreement that may have been entered into, or may be entered into in the future, by a Key Holder with the Company that contains a lock-up or "market stand-off" provision and that does not expressly and specifically amend this Section 5 of this Agreement (including without limitation any such provision set forth in any stock purchase agreement and/or stock option agreement for securities issued to the Key Holder under the Company's equity incentive plan before, on or after the date hereof), the Company and the Key Holder acknowledge and agree that the terms of this Section 5 of this Agreement shall control, and the other lock-up or "market stand-off" provisions shall be deemed satisfied by compliance with this Section 5.

6. Miscellaneous.

6.1. Term. This Agreement shall automatically terminate upon the earlier of (a) immediately prior to the consummation of the Company's IPO, (b) the consummation of a Deemed Liquidation Event (as defined in the Certificate of Incorporation) or Change of Control and (c) termination of this Agreement in accordance with Subsection 6.8 below.

6.2. Stock Split. All references to numbers of shares in this Agreement shall be appropriately adjusted to reflect any stock dividend, split, combination or other recapitalization affecting the Capital Stock occurring after the date of this Agreement.

6.3. Ownership. Each Key Holder represents and warrants that such Key Holder is the sole legal and beneficial owner of the shares of Transfer Stock subject to this Agreement and that no other person or entity has any interest in such shares (other than a community property interest as to which the holder thereof has acknowledged and agreed in writing to the restrictions and obligations hereunder).

6.4. Dispute Resolution. Any unresolved controversy or claim arising out of or relating to this Agreement, except as (i) otherwise provided in this Agreement, or (ii) any such controversies or claims arising out of either party's intellectual property rights for which a provisional remedy or equitable relief is sought, shall be submitted to arbitration by one arbitrator mutually agreed upon by the parties, and if no agreement can be reached within thirty (30) days after names of potential arbitrators have been proposed by the American Arbitration Association (the "AAA"), then by one arbitrator having reasonable experience in corporate finance transactions of the type provided for in this Agreement and who is chosen by the AAA. The arbitration shall take place in Los Angeles County, California, in accordance with the AAA rules then in effect, and judgment upon any award rendered in such arbitration will be binding and may be entered in any court having jurisdiction thereof. There shall be limited discovery prior to the arbitration hearing as follows: (a) exchange of witness lists and copies of documentary evidence and documents relating to or arising out of the issues to be arbitrated, (b) depositions of all party witnesses and (c) such other depositions as may be allowed by the arbitrators upon a showing of good cause. Depositions shall be conducted in accordance with the California Code of Civil Procedure, the arbitrator shall be required to provide in writing to the parties the basis for the award or order of such arbitrator, and a court reporter shall record all hearings, with such record constituting the official transcript of such proceedings. The prevailing party shall be entitled to reasonable attorney's fees, costs, and necessary disbursements in addition to any other relief to which such party may be entitled. Each of the parties to this Agreement consents to personal jurisdiction for any equitable action sought in the U.S. District Court for the Central District of California or any court of the State of California having subject matter jurisdiction.

6.5.   Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on Schedule A, Schedule B or Schedule C hereof, as the case may be, or to such email address, facsimile number or address as subsequently modified by written notice given in accordance with this Section 6.5, or if to the Company, then to the address set forth on the Company's signature page to this Agreement.

6.6.   Entire Agreement. This Agreement (including the Exhibits and Schedules hereto), the stock purchase agreements by which each Key Holder purchased its shares of Capital Stock, the Purchase Agreement and the Certificate of Incorporation constitutes the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties are expressly canceled.

6.7.   Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

6.8.   Amendment; Waiver and Termination. This Agreement may be amended, modified or terminated (other than pursuant to Section 6.1 above) and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or

14

prospectively) only by a written instrument executed by (a) the Company, (b) the holders of a majority of the shares of Preferred Stock and/or Common Stock issued or issuable upon conversion of Preferred Stock and held by all Investors (voting as a single class and on an as-converted basis) (excluding all shares of Series A Preferred Stock, Series A-2 Preferred Stock, Series CF Preferred Stock, Series A-3 Preferred Stock and all shares of Common Stock issued or issuable upon conversion of Series A Preferred Stock, Series A-2 Preferred Stock, Series CF Preferred Stock and Series A-3 Preferred Stock), (c) the Key Holders holding a majority of the shares of Transfer Stock then held by all of the Key Holders who are then providing services to the Company as officers, employees or consultants and (d) the holders of a majority of the shares of Common Stock then held by the Rights Holders (voting as a single class and on an as-converted basis). Any amendment, modification, termination or waiver so effected shall be binding upon the Company, the Investors, the Rights Holders, the Key Holders and all of their respective successors and permitted assigns whether or not such party, assignee or other shareholder entered into or approved such amendment, modification, termination or waiver. Notwithstanding the foregoing, (i) this Agreement may not be amended, modified or terminated and the observance of any term hereunder may not be waived with respect to any Investor, Rights Holder or Key Holder without the written consent of such Investor, Rights Holder or Key Holder unless such amendment, modification, termination or waiver applies to all Investors, Rights Holders and Key Holders, respectively, in the same fashion, (ii) the consent of the Key Holders shall not be required for any amendment, modification, termination or waiver if such amendment, modification, termination or waiver does not apply directly to the Key Holders, (iii) Schedule B hereto may be amended by the Company from time to time to add information regarding additional Key Holders in accordance with Subsection 6.17 of this Agreement, in each case without the consent of the other parties hereto, and (iv) any provision hereof may be waived by the waiving party on such party's own behalf, without the consent of any other party. The Company shall give prompt written notice of any amendment, modification or termination hereof or waiver hereunder to any party hereto that did not consent in writing to such amendment, modification, termination or waiver. No waivers of or exceptions to any term, condition or provision of this Agreement, in any one or more instances, shall be deemed to be, or construed as, a further or continuing waiver of any such term, condition or provision. For purposes of this Subsection 6.8, the requirement of a written instrument may be satisfied in the form of an action by written consent of the Company's stockholders circulated by the Company and executed by the Key Holder or Rights Holder parties specified, whether or not such action by written consent makes explicit reference to the terms of this Agreement.

6.9.   Assignment of Rights.

(a)   Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and permitted assigns of the parties hereto. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

(b)   Any successor or permitted assignee of any Key Holder, Investor or Rights Holder, including any Prospective Transferee who purchases shares of Transfer Stock in accordance with the terms hereof, or any transferee of any Rights Holder or Investor in accordance with Subsection 6.9(c) below, shall continue to be subject to the terms hereof, and, as a condition

15

precedent to the Company's recognizing such transfer, each such successor, permitted transferee or permitted assignee shall agree in writing to be subject to each of the terms of this Agreement by executing and delivering an Adoption Agreement substantially in the form attached hereto as Exhibit A. Upon the execution and delivery of an Adoption Agreement by any transferee, such transferee shall be deemed to be a party hereto as if such transferee were the transferor and such transferee's signature appeared on the signature pages of this Agreement and shall be deemed to be a Key Holder, Investor or Rights Holder, as applicable. The Company shall not permit the transfer of the Capital Stock subject to this Agreement on its books or issue a new certificate representing any such Capital Stock unless and until such transferee shall have complied with the terms of this Subsection 6.9(b). Any transfer of shares of Capital Stock in contravention of the foregoing shall be void *ab initio*. Each certificate representing the shares of Capital Stock held by Key Holders subject to this Agreement if issued on or after the date of this Agreement shall be endorsed by the Company with the legend set forth in Section 4.

(c) The rights of the Rights Holders hereunder are not assignable without the Company's written consent (which shall not be unreasonably withheld, delayed or conditioned), except (i) by a Rights Holder to any Affiliate or (ii) to an assignee or transferee who acquires at least 50,000 shares of Capital Stock (as adjusted for any stock combination, stock split, stock dividend, recapitalization or other similar transaction), it being acknowledged and agreed that any such assignment, including an assignment contemplated by the preceding clauses (i) or (ii) shall be subject to the conditions set forth in Subsection 6.9(b) above. The rights of the Investors hereunder are not assignable without the Company's written consent (which shall not be unreasonably withheld, delayed or conditioned), except (i) by an Investor to any Affiliate or (ii) to an assignee or transferee who acquires at least 50,000 shares of Capital Stock (as adjusted for any stock combination, stock split, stock dividend, recapitalization or other similar transaction), it being acknowledged and agreed that any such assignment, including an assignment contemplated by the preceding clauses (i) or (ii) shall be subject to the conditions set forth in Subsection 6.9(b) above.

(d) Except in connection with an assignment by the Company (including without limitation by operation of law) to any acquirer of the Company (including without limitation in any Change of Control, asset sale or other Deemed Liquidation Event), the rights and obligations of the Company hereunder may not be assigned under any circumstances.

6.10. Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

6.11. Additional Rights Holders and Investors.

(a) Notwithstanding anything to the contrary contained herein, upon the written consent and instruction of all the then-current Rights Holders, the Company shall require that any purchaser of shares of the Company's Capital Stock become a party to this Agreement by executing and delivering (i) the Adoption Agreement attached to this Agreement as Exhibit A, or (ii) a counterpart signature page hereto agreeing to be bound by and subject to the terms of this

Agreement as a Rights Holder hereunder. In either event, each such Person thereafter shall be deemed a Rights Holder for all purposes under this Agreement.

(b)   Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of the Company's Preferred Stock after the date hereof, as a condition to the issuance of such shares, the Company shall require that any purchaser of shares of the Company's Capital Stock become a party to this Agreement by executing and delivering (i) the Adoption Agreement attached to this Agreement as Exhibit A, or (ii) a counterpart signature page hereto agreeing to be bound by and subject to the terms of this Agreement as an Investor hereunder. In either event, each such Person thereafter shall be deemed an Investor for all purposes under this Agreement.

6.12.   Governing Law. This Agreement and any controversy arising out of or relating to this Agreement shall be governed by and construed in accordance with the General Corporation Law of the State of Delaware as to matters within the scope thereof, and as to all other matters shall be governed by and construed in accordance with the internal laws of the State of Delaware, without regard to its principles of conflicts of laws.

6.13.   Titles and Subtitles; References. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement. All references in this Agreement to sections, paragraphs, exhibits and schedules shall, unless otherwise provided, refer to sections and paragraphs hereof and exhibits and schedules attached hereto, all of which exhibits and schedules are incorporated herein by this reference.

6.14.   Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes, and enforceable against the parties actually executing such counterparts.

6.15.   Aggregation of Stock. All shares of Capital Stock held or acquired by Affiliated entities or persons shall be aggregated together for the purpose of determining the availability of any rights under this Agreement, and such Affiliated persons may apportion such rights as among themselves in any manner they deem appropriate.

6.16.   Specific Performance. Each party acknowledges and agrees that each other party hereto will be irreparably damaged and substantially harmed, and that monetary damages would not adequately compensate an injured party hereunder, in the event any of the provisions of this Agreement are not performed by the parties in accordance with their specific terms or are otherwise breached. Accordingly, each party hereto unconditionally and irrevocably agrees that each other party hereto shall be entitled to protective orders, temporary and/or permanent injunctions, restraining orders and/or other equitable relief against any breaches or threatened breaches of this Agreement, and to specific performance and/or specific enforcement of this Agreement and its terms and provisions in any action instituted in any court of the United States or any state having subject matter jurisdiction, and other remedies available in law or in equity (including, without limitation, specific performance or the rescission of purchases, sales and other

17

transfers of Transfer Stock not made in strict compliance with this Agreement). Further, each party to this Agreement hereby waives any claim or defense that there is an adequate remedy at law for such breach or threatened breach.

6.17. Additional Key Holders. In the event that after the date of this Agreement, the Company issues shares of Common Stock, or options to purchase Common Stock, to any employee or consultant, which shares or options would collectively constitute with respect to such employee or consultant (taking into account all shares of Common Stock, options and other purchase rights held by such employee or consultant) ten percent (10%) or more of the Company's then outstanding Common Stock (treating for this purpose all shares of Common Stock issuable upon exercise of or conversion of outstanding options, warrants or convertible securities, as if exercised or converted), the Company shall, as a condition to such issuance, cause such employee or consultant to become a party to this Agreement by executing an Adoption Agreement in the form attached hereto as Exhibit A, agreeing to be bound by and subject to the terms of this Agreement as a Key Holder and thereafter such employee or consultant shall be deemed a Key Holder for all purposes under this Agreement.

6.18. Consent of Spouse. If any Key Holder is married on the date of this Agreement, such Key Holder's spouse shall execute and deliver to the Company a consent of spouse in the form of Exhibit B hereto ("Consent of Spouse"), effective on the date hereof. Notwithstanding the execution and delivery thereof, such consent shall not be deemed to confer or convey to the spouse any rights in such Key Holder's shares of Capital Stock that do not otherwise exist by operation of law or the agreement of the parties. If any Key Holder should marry or remarry subsequent to the date of this Agreement, such Key Holder shall within thirty (30) days thereafter obtain his/her new spouse's acknowledgement of and consent to the existence and binding effect of all restrictions contained in this Agreement by causing such spouse to execute and deliver a Consent of Spouse acknowledging the restrictions and obligations contained in this Agreement and agreeing and consenting to the same.

6.19. Further Assurances. At any time or from time to time after the date hereof, the parties agree to cooperate with each other, and at the request of any other party, to execute and deliver any further instruments or documents and to take all such further action as the other party may reasonably request in order to evidence or effectuate the consummation of the transactions contemplated hereby and to otherwise carry out the intent of the parties hereunder.

6.20. Costs and Attorneys' Fees. Notwithstanding any other provision herein, if any action at law or in equity (including arbitration) is instituted under or in relation to this Agreement, including without limitation to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to recover from the losing party all fees, costs and expenses of enforcing or interpreting the terms of this Agreement, including without limitation reasonable

18

attorneys' and accountants' fees, costs and necessary disbursements (including with respect to appeals) in addition to any other relief to which such party may be entitled.

6.21. Effect on Prior Agreement. Upon the effectiveness of this Agreement, the Prior Agreement automatically shall terminate and be of no further force and effect and shall be amended and restated in its entirety as set forth in this Agreement.

[Signature pages follow]

IN WITNESS WHEREOF, the parties have executed this Amended and Restated Right of First Refusal and Co-Sale Agreement as of the date first written above.

DENIM.LA, INC.

By: _____

Corey Epstein, President

Address:

_____

_____

With a copy (which shall not constitute notice) to:

Strategic Law Partners, LLP
Attn: Bradley Schwartz
500 South Grand Avenue, Suite 2050
Los Angeles, California 90071

IN WITNESS WHEREOF, the parties have executed this Amended and Restated Right of First Refusal and Co-Sale Agreement as of the date first written above.

RIGHTS HOLDER:

By: _____
    Corey Epstein

KEY HOLDERS:

By: _____
    Corey Epstein

By: _____
    Mark Lynn

By: _____
    Ryan Jaleh

By: _____
    Marcus Martinez

Additional Key Holders:

Signature: _____

Name: _____

IN WITNESS WHEREOF, the parties have executed this Amended and Restated Right of First Refusal and Co-Sale Agreement as of the date first written above.

INVESTOR:

_____
(Print Name of Investor)

By:_____

Name:_____
                    (print)

Title:_____

Address:_____

_____

SCHEDULE A
RIGHTS HOLDERS

Name and Address	Number of Shares Held
Corey Epstein 1134 11th Street, Unit 101 Santa Monica, CA 90403	6,050,000 shares of Common Stock; 617,122 shares of Series Seed Preferred Stock

SCHEDULE B
KEY HOLDERS

Name and Address	Number of Shares Held
Corey Epstein 1134 11th Street, Unit 101 Santa Monica, CA 90403	6,050,000 shares of Common Stock; 617,122 shares of Series Seed Preferred Stock
Ryan Jaleh 11938 Dorothy Street Apt. 4 Los Angeles, CA 90049	245,060 shares of Common Stock; 101,847 shares of Series Seed Preferred
Marcus Martinez 2019 Lake Shore Ave. Los Angeles, CA 90039	241,289 shares of Common Stock
Mark Lynn 13700 Marina Pointe Drive Marina Del Rey, CA 90292	2,688,889 shares of Common Stock; Options to purchase up to 3,361,111 shares of Common Stock

SCHEDULE C
INVESTORS

Common Stock and Preferred Stock

Name and Address	Number of Shares Held
Corey Epstein 1134 11th St., Unit 101 Santa Monica, CA 90403	6,050,000 shares of Common Stock; 617,122 shares of Series Seed Preferred Stock
Ryan Jalch 11938 Dorothy Street, Apt. 4 Los Angeles, CA 90049	245,060 shares of Common Stock; 101,847 shares of Series Seed Preferred

Series Seed Preferred Stock

Name and Address	Number of Shares Held
Amplify.LA Capital, LLC c/o Paul Bricault, Managing Director 1600 Main St. Venice, CA 90291	1,222,364
Arena Ventures Attn: Paige Craig 1518 N. Orange Grove Avenue Los Angeles, CA 90046	773,335
Siemer Ventures II, LP Attn: Eric Manlunas, Managing Partner 1333 2nd St., Suite 600 Santa Monica, CA 90401	1,004,400
Baroda Ventures LLC Attn: Peter T. Lee, President 245 South Beverly Drive Beverly Hills, CA 90212	773,335
Plus Capital, LP Attn: Adam Lilling, Managing Partner 100 Wishire Blvd. #200 Santa Monica, CA 90401	773,139
Siemer Ventures II, LP Attn: Eric Manlunas, Managing Partner 1333 2nd St., Suite 600 Santa Monica, CA 90401	338,019
Baroda Ventures LLC Attn: Peter T. Lee, President 245 South Beverly Drive Beverly Hills, CA 90212	241,667
Dennis Phelps 333 Main St., #9E San Francisco, CA 94105 dbrianphelps@yahoo.com	241,381
CAA Ventures c/o Michael A. Zobel, President 2000 Avenue of the Stars Los Angeles, CA 90067	480,470
SLP Ventures II, LLC c/o Bradley Schwartz, Manager 4166 Woodleigh Lane La Canada, CA 91011	238,885
Crunch Fund I, L.P. c/o Greenough Group 1350 Old Bayshore Highway, Suite 920 Burlingame, CA 94010	713,462

Name and Address	Number of Shares Held
Welle Family Trust c/o Bernhard J. Welle, General Parnter 6636 County Road 250 Durango, CO 81301	237,022
SC Enterprises Worldwide LLC 130 West 19th St., 12D New York, New York 10011	237,022
TenOneTen Ventures, LLC c/o David Waxman, Managing Member 137 N. Larchmont Blvd. #494 Los Angeles, CA 90004	473,881
Viking Power c/o Daniel Brown 1553 Platte St., Ste. 204 Denver, CO 80202	236,920
Dennis Phelps 333 Main St., #9E San Francisco, CA 94105 dbrianphelps@yahoo.com	236,920
Amplify.LA Capital, LLC c/o Paul Bricault, Managing Director 1600 Main St. Venice, CA 90291	236,900
Amplify.LA Capital II, LLC c/o Paul Bricault, Managing Director 1600 Main St. Venice, CA 90291	118,450
Crunch Fund I, L.P. c/o Greenough Group 1350 Old Bayshore Highway, Suite 920 Burlingame, CA 94010	236,879
Michael Lastoria 215 I St. NE, #402 Washington, DC 20002	236,859
Mark L. Epstein 6410 Country Road 250 Durango, CO 81301	236,797
Lahona Ventures LLC c/o Andrew Lahona, Manager/Member 9164 E. Lost Hill Trail Lone Tree, CO 80124	236,756
Siemer Ventures II LP Attn: Eric Manlunas, Managing Partner 1333 2nd St., Suite 600 Santa Monica, CA 90401	709,103

Name and Address	Number of Shares Held
Demarest Films, LLC 11925 Wilshire Boulevard, Suite 310 Los Angeles, CA 90025 Attn: Sam Englebardt	235,713
Tom McInerny 2151 5th Ave W. Seattle, WA 98119	235,365
Glenn E. Montgomery 4855 Willow Stone Heights Colorado Springs, CO 80906	117,611
Daniel Brown 4514 W. 34th Ave. Denver, CO 80212	117,550
Mark L. Epstein 6410 Country Road 250 Durango, CO 81301	117,324
The Bernhard J. and Diane H. Welle Family Trust c/o Bernhard J. Welle, General Partner 6636 County Road 250 Durango, CO 81301	234,588
The Academy, LLC c/o Nicholas Gross 760 N. Cahuenga Blvd. Los Angeles, CA 90038	117,284
Dave Berlin 1900 16th Street, Suite 230 Denver, CO 80202	234,362
Randy Nichols 1899 Wynkoop St. #425 Denver, CO 80202	935,731
Plus Capital, LP Attn: Adam Lilling, Managing Partner 100 Wishire Blvd. #200 Santa Monica, CA 90401	185,771
The Mandel Company Attn: Robert Mandel, President 9100 Wilshire Blvd., 400W Beverly Hills, CA 90212	185,722
Zillion, LLC c/o Trevor Pettennude 1215 Delaware St. Denver, CO 80204	539,088

Name and Address	Number of Shares Held
Zillion, LLC c/o Trevor Pettennude 1215 Delaware St. Denver, CO 80204	1,113,940
Zillion, LLC c/o Trevor Pettennude 1215 Delaware St. Denver, CO 80204	371,313
Zillion, LLC c/o Trevor Pettennude 1215 Delaware St. Denver, CO 80204	1,838,396
Plus Capital, LP Attn: Adam Lilling, Managing Partner 100 Wishire Blvd. #200 Santa Monica, CA 90401	367,679
The Kevin Yorn Trust 2000 Ave. of the Stars 3rd Floor, North Los Angeles, CA 90067	110,303
3-4 Surf, GP c/o Gettleson Witzer 16000 Ventura Blvd., Suite 900 Encino, CA 91436	183,839
Baroda Ventures LLC Attn: Peter T. Lee, President 245 South Beverly Drive Beverly Hills, CA 90212	183,839
Amplify.LA Capital II, LLC c/o Paul Bricault, Managing Director 1600 Main St. Venice, CA 90291	240,400
QueensBridge Fund I, L.P. Attn: Managing Member 1801 Century Park East, Suite 1132 Los Angeles, CA 90067	91,919
Viking Power, LLC c/o Daniel Brown 1553 Platte St., Ste. 204 Denver, CO 80202	183,839
Siemer Ventures II LP Attn: Eric Manlunas, Managing Partner 1333 2nd St., Suite 600 Santa Monica, CA 90401	183,839

Name and Address	Number of Shares Held
Clark W. Landry 732 Beverly Glen Blvd. Los Angeles, CA 90024	91,919
Structure Fund LP Attn: Partner 9229 Sunset Blvd. #810 West Hollywood, CA 90069	91,919
Scott C. Steigerwald 780 Core Drive Port Austin, MI 48467	735,358
Patrick M. Falle Living Trust c/o Patrick M. Falle 5228 Glengate Road Rochester Hills, MI 48306	441,215
William Essin 1648 Little Raven St. Denver, CO 80202	91,919
Bradley J. Zions 8818 Pinto Place Los Angeles, CA 90069	91,919
Equity Trust Company Custodian FBO Warren Loui IRA 5088 Alta Canyada Road La Canada, CA 91011	91,919

Series A Preferred Stock

Name and Address	Number of Shares Held
SeedInvest Direct Investors	3,510,059
Each other Person that is a party to that certain Subscription Agreement for the sale of the Company's Series A Preferred Stock dated as of August 8, 2016, as an "Investor" thereunder.	The number of Shares of Series A Preferred Stock sold to such Investor under such Subscription Agreement for the sale of the Company's Series A Purchase Agreement.

Series A-2 Preferred Stock

Name and Address	Number of Shares Held
Each Person that is a party to that certain Subscription Agreement for the sale of the Company's Series A-2 Preferred Stock dated as of September 20, 2017, as an "Investor" thereunder.	The number of Shares of Series A-2 Preferred Stock sold to such Investor under such Subscription Agreement for the sale of the Company's Series A-2 Purchase Agreement.

Series CF Preferred Stock

Name and Address	Number of Shares Held
Each Person that is a party to that certain Subscription Agreement for the sale of the Company's Series CF Preferred Stock dated as of July 31, 2018, as an "Investor" thereunder.	The number of Shares of Series CF Preferred Stock sold to such Investor under such Subscription Agreement for the sale of the Company's Series CF Purchase Agreement.

Series A-3 Preferred Stock

Name and Address	Number of Shares Held
Each Person that is a party to the Purchase Agreement as an "Investor" thereunder.	The number of Shares of Series A-3 Preferred Stock sold under the Purchase Agreement.

EXHIBIT A

ADOPTION AGREEMENT

This Adoption Agreement ("**Adoption Agreement**") is executed on _____, 20___, by the undersigned (the "**Holder**") pursuant to the terms of that certain Amended and Restated Right of First Refusal and Co-Sale Agreement dated as of _____, 2018 (the "**Agreement**"), by and among Denim LA, Inc. (the "**Company**"), certain Rights Holders, certain Investors and certain Key Holders, as such Agreement may be amended or amended and restated hereafter. Capitalized terms used but not defined in this Adoption Agreement shall have the respective meanings ascribed to such terms in the Agreement. By the execution of this Adoption Agreement, the Rights Holder, the Investor or Key Holder, as applicable, agrees as follows.

    1.1   Acknowledgement. Holder acknowledges that Holder is acquiring certain shares of the capital stock of the Company or options, warrants or other rights to purchase such capital stock (collectively, the "**Capital Stock**") for one of the following reasons (Check the correct box):

    ☐   as a transferee of Capital Stock from a party in such party's capacity as a "Rights Holder" bound by the Agreement, and after such transfer, Holder shall be considered a "Rights Holder" for all purposes of the Agreement.

    ☐   as a transferee of Capital Stock from a party in such party's capacity as a "Key Holder" bound by the Agreement, and after such transfer, Holder shall be considered a "Key Holder" for all purposes of the Agreement.

    ☐   as a transferee of Capital Stock from a party in such party's capacity as an "Investor" bound by the Agreement, and after such transfer, Holder shall be considered an "Investor" for all purposes of the Agreement.

    ☐   as a new Rights Holder in accordance with Subsection 6.11 of the Agreement, in which case Holder will be a "Rights Holder" for all purposes of the Agreement.

    ☐   as a new Investor in accordance with Subsection 6.11 of the Agreement, in which case Holder will be an "Investor" for all purposes of the Agreement.

    ☐   in accordance with Subsection 6.17 of the Agreement, as a new party who is not a new Rights Holder or Investor, in which case Holder will be a "Key Holder" for all purposes of the Agreement.

    1.2   Agreement. Holder hereby (a) agrees that the Capital Stock, and any other shares of capital stock or securities required by the Agreement to be bound thereby, shall be bound by and subject to the terms of the Agreement and (b) adopts the Agreement with the same force and effect as if Holder were originally a party thereto, in the capacity as an "Investor," a "Rights Holder" or a "Key Holder" to the extent set forth in Section 1.1 of this Adoption Agreement.

1.3   Notice. Any notice required or permitted by the Agreement shall be given to Holder at the address or facsimile number listed below Holder's signature hereto.

HOLDER: _____   ACCEPTED AND AGREED:

By: _____   DENIM.LA, INC.
Name and Title of Signatory

Address: _____   By: _____

_____   Title: _____

Facsimile Number: _____

EXHIBIT B
CONSENT OF SPOUSE

I, the undersigned, spouse of the Key Holder listed below, acknowledge that I have read the Amended and Restated Right of First Refusal and Co-Sale Agreement, dated as of _____, 2018, to which this Consent is attached as Exhibit A (the "**Agreement**"), and that I know the contents of the Agreement. I am aware that the Agreement contains provisions regarding certain rights to certain other holders of Capital Stock of the Company upon a Proposed Key Holder Transfer of shares of Transfer Stock of the Company which my spouse may own including any interest I might have therein.

I hereby agree that my interest, if any, in any shares of Transfer Stock of the Company subject to the Agreement shall be irrevocably bound by the Agreement and further understand and agree that any community property interest I may have in such shares of Transfer Stock of the Company shall be similarly bound by the Agreement.

I am aware that the legal, financial and related matters contained in the Agreement are complex and that I am free to seek independent professional guidance or counsel with respect to this Consent. I have either sought such guidance or counsel or determined after reviewing the Agreement carefully that I will waive such right.

Dated as of _____, 2018.

_____
Spouse (Signature)

_____
Spouse (Print Name)

_____
Key Holder (Print Name)

EXHIBIT C:

AMENDED AND RESTATED VOTING AGREEMENT

THIS AMENDED AND RESTATED VOTING AGREEMENT is made and entered into as of ____________, 2018 (the "**Effective Date**"), by and among Denim.LA, Inc., a Delaware corporation (the "**Company**"), the holders of the Company's Common Stock, $0.0001 par value per share (the "**Common Stock**"), Series A-3 Preferred Stock, $0.0001 par value per share ("**Series A-3 Preferred Stock**"), Series CF Preferred Stock, $0.0001 par value per share ("**Series CF Preferred Stock**"), Series A-2 Preferred Stock, $0.0001 par value per share ("**Series A-2 Preferred Stock**"), Series A Preferred Stock, $0.0001 par value per share ("**Series A Preferred Stock**" and, collectively with the Series A-3 Preferred Stock, Series CF Preferred Stock and Series A-2 Preferred Stock, the "**Non-Voting Preferred Stock**") and Series Seed Preferred Stock, $0.0001 par value per share ("**Series Seed Preferred Stock**"), in each case listed on Schedule A (together with any subsequent investors, or transferees, who become parties hereto as "Rights Holders" pursuant to Subsections 6.1(a) or 6.2 below, the "**Rights Holders**") and those certain stockholders of the Company and holders of options to acquire shares of the capital stock of the Company, severally and not jointly, listed on Schedule B (together with any subsequent stockholders or option holders, or any transferees, who become parties hereto as "Key Holders" pursuant to Subsections 6.1(b) or 6.2 below, the "**Key Holders,**" and together collectively with the Rights Holders, the "**Stockholders**"). For the avoidance of doubt, each Person that is a party to the Purchase Agreement (as defined below) as an "Investor" thereunder is hereby deemed automatically, and without any further action, to have joined this Agreement and become a party hereof as a "Rights Holder" pursuant to Section 2(c) of the Purchase Agreement, notwithstanding any failure by such Person have executed or delivered this Agreement to any other party hereof.

For purposes of this Agreement, (a) the term "**Shares**" shall mean and include any securities of the Company, including without limitation, all shares of Common Stock and Preferred Stock (to the extent authorized and outstanding), by whatever name called, now owned or subsequently acquired by a Stockholder, however acquired, whether through stock splits, stock dividends, reclassifications, recapitalizations, similar events or otherwise; (b) an individual, firm, corporation, partnership, association, limited liability company, trust or any other entity (collectively, a "**Person**") shall be deemed an "**Affiliate**" of another Person who, directly or indirectly, controls, is controlled by or is under common control with such Person, including, without limitation, any general partner, managing member, officer or director of such Person or any venture capital fund now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management company with, such Person; and (c) the term "**Voting Shares**" shall mean and include any securities of the Company the holders of which are entitled to vote for members of the Board, now owned or subsequently acquired by a Stockholder, however acquired, whether through stock splits, stock dividends, reclassifications, recapitalizations, similar events or otherwise (and, for the avoidance of doubt, although shares of the Company's Non-Voting Preferred Stock are deemed to be "Voting Shares" for purposes herein to the extent that the holders thereof are entitled to vote for members of the Board (if and to the extent so), such limited inclusion of the shares of the Company's Non-Voting Preferred Stock in such definition is not intended to, and does not, grant any voting rights to such

1

shares of Non-Voting Preferred Stock other than as expressly set forth in the Restated Certificate or under applicable law).

RECITALS

WHEREAS, certain of the Rights Holders (the "**Existing Rights Holders**") and the Key Holders are parties to the Amended and Restated Voting Agreement dated as of July 31, 2018, by and among the Company and the parties thereto (the "**Prior Agreement**").

WHEREAS, the Amended and Restated Certificate of Incorporation of the Company (the "**Restated Certificate**") provides that (a) the holders of record of the shares of the Company's Series Seed Preferred Stock, exclusively and as a separate class, shall be entitled to elect one (1) director of the Company; (b) the holders of record of the shares of Common Stock not issued or issuable upon conversion of the Preferred Stock, exclusively and as a separate class, shall be entitled to elect two (2) directors of the Company; and (c) the holders of record of the shares of Common Stock and of any other class or series of voting stock (including Series Seed Preferred Stock), exclusively and voting together as a single class, excluding the Non-Voting Preferred Stock and any Common Stock issued or issuable upon conversion of the Non-Voting Preferred Stock in any event, shall be entitled to elect the balance of the total number of directors of the Company.

WHEREAS, concurrently with the execution of this Agreement, the Company and certain of the Rights Holders are entering into a Subscription Agreement (the "**Purchase Agreement**") providing for the sale of shares of the Series A-3 Preferred Stock.

WHEREAS, the parties to the Prior Agreement desire to amend and restate that agreement to provide those Rights Holders purchasing shares of the Company's Series A-3 Preferred Stock with the right, among other rights, (a) to set forth their agreements and understandings with respect to how shares of the Company's capital stock held by them will be voted on, or tendered in connection with, an acquisition of the Company, and (b) other matters, each in accordance with the terms of this Agreement.

NOW, THEREFORE, the parties agree as follows:

1.   Voting Provisions Regarding Board of Directors.

    1.1.   Size of the Board. Each Stockholder agrees to vote, or cause to be voted, all Voting Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that the size of the Board shall be set and remain at five (5) directors.

    1.2.   Board Composition. Each Stockholder agrees to vote, or cause to be voted, all Voting Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that at each annual or special meeting of stockholders at which an election of directors is held or pursuant to any written consent of the stockholders, the following individuals shall be elected to the Board:

(a)   One individual (the "**Preferred Designee**") designated by the holders of a majority of the shares of Series Seed Preferred Stock (voting as a single class on an as-converted basis), which individual shall initially be Trevor Pettennude;

(b)   Two (2) individuals (the "**Common Designees**") designated by the holders of record of a majority of the shares of Common Stock not issued or issuable (directly or indirectly) upon conversion of the Preferred Stock, voting exclusively and as a separate class, which individuals shall initially be Corey Epstein and Mark Lynn; and

(c)   Two (2) individuals (the "**Independent Designees**") designated by the mutual consent of (i) the holders of record of a majority of the shares of Common Stock not issued or issuable (directly or indirectly) upon conversion of the Preferred Stock, voting exclusively and as a separate class, on the one hand, and (ii) the holders of a majority of the shares of Series Seed Preferred Stock (voting as a single class on an as-converted basis), on the other hand, each which individual which, in any event during each such individual's membership on the Board, shall not be an officer nor employee of the Company nor an Affiliate of any holder of shares of the Company's Preferred Stock nor of any holder of shares of the Common Stock issued or issuable (directly or indirectly) upon conversion of the Preferred Stock, which individuals shall initially be John Tomich and Geoff McFarlane.

To the extent that any of clauses (a) through (c) above shall not be applicable, any member of the Board who would otherwise have been designated in accordance with the terms thereof shall instead be voted upon by all the stockholders of the Company entitled to vote thereon in accordance with, and pursuant to, the Restated Certificate (for the avoidance of doubt, excluding all shares of Non-Voting Preferred Stock and shares of Common Stock issuable upon conversion of the Non-Voting Preferred Stock, other than to the extent required by applicable law).

1.3.   Failure to Designate a Board Member. In the absence of any designation from the Persons or groups with the right to designate a director as specified above, the director previously designated by them and then serving shall be reelected if still eligible to serve as provided herein.

1.4.   Removal of Board Members. Each Stockholder also agrees to vote, or cause to be voted, all Voting Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner, as shall be necessary to ensure that:

(a)   no director elected pursuant to Subsection 1.2 of this Agreement may be removed from office unless (i) such removal is directed or approved by the affirmative vote of the Person, or of the holders of at least a majority of the shares of stock, entitled under Subsection 1.2 to designate that director or (ii) the Person(s) originally entitled to designate or approve such director pursuant to Subsection 1.2 is no longer so entitled to designate or approve such director;

(b)   any vacancies created by the resignation, removal or death of a director elected pursuant to Subsection 1.2 shall be filled pursuant to the provisions of Section 1.2; and

(c)   upon the request of any party entitled to designate a director as provided in Subsection 1.2 to remove such director, such director shall be removed.

All Stockholders agree to take all necessary actions within their control to perform the obligations of this Agreement, including without limitation calling meetings, attending meetings, executing a proxy to vote at any meeting and executing written consents, and the Company agrees at the request of any party entitled to designate directors to call a special meeting of stockholders for the purpose of electing directors. In the event that the stockholders of the Company are entitled to cumulative voting, if less than the entire Board is to be removed, no director may be removed without cause if the votes cast against his or her removal would be sufficient to elect such director if then cumulatively voted at an election of the entire Board.

1.5.   No Liability for Election of Recommended Directors. No Stockholder, nor any Affiliate of any Stockholder, shall have any liability as a result of designating an individual for election as a director for any act or omission by such designated individual in his or her capacity as a director of the Company, nor shall any Stockholder have any liability as a result of voting for any such designee in accordance with the provisions of this Agreement. Each party hereby acknowledges and aggress that no fiduciary duty, duty of care, duty of loyalty or other heightened duty shall be created or imposed upon any party to any other party, the Company or other stockholders of the Company, by reason of this Agreement and/or any right or obligation hereunder. None of the Stockholders and no officer, director, stockholder, partner, employee or agent of any Stockholder makes any representation or warranty as to the fitness or competence of the nominee of any party hereunder to serve on the Board by virtue of such party's execution of this Agreement or by the act of such party in voting for such nominee pursuant to this Agreement.

1.6.   No "Bad Actor" Designees. Each Person with the right to designate or participate in the designation of a director as specified above hereby represents and warrants to the Company that, to such Person's knowledge, none of the "bad actor" disqualifying events described in Rule 506(d)(1)(i)-(viii) promulgated under the Securities Act of 1933, as amended (the "**Securities Act**") (each, a "**Disqualification Event**"), is applicable to such Person's initial designee named above except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable. Any director designee to whom any Disqualification Event is applicable, except for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable, is hereinafter referred to as a "**Disqualified Designee**". Each Person with the right to designate or participate in the designation of a director as specified above hereby covenants and agrees (A) not to designate or participate in the designation of any director designee who, to such Person's knowledge, is a Disqualified Designee and (B) that in the event such Person becomes aware that any individual previously designated by any such Person is or has become a Disqualified Designee, such Person shall as promptly as practicable take such actions as are necessary to remove such Disqualified Designee from the Board and designate a replacement designee who is not a Disqualified Designee.

2.   Vote to Increase Authorized Common Stock; Bad Actor Matters.

2.1.   Vote to Increase. Each Stockholder agrees to vote or cause to be voted all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to increase the number of authorized shares of Common Stock from time to time to ensure that there will be sufficient shares of Common Stock available for conversion of all of the shares of Preferred Stock outstanding at any given time.

2.2. "Bad Actor" Matters.

(a) Representation. Each Person with the right to designate or participate in the designation of a director pursuant to this Agreement hereby represents that none of the "bad actor" disqualifying events described in Rule 506(d)(1)(i)-(viii) promulgated under the Securities Act (a "Disqualification Event") is applicable to such Person or any of its Rule 506(d) Related Parties, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable. For purposes of this Agreement, "Rule 506(d) Related Party" shall mean with respect to any Person any other Person that is a beneficial owner of such first Person's securities for purposes of Rule 506(d) of the Securities Act.

(b) Covenant. Each Person with the right to designate or participate in the designation of a director pursuant to this Agreement hereby agrees that it shall notify the Company promptly in writing in the event a Disqualification Event becomes applicable to such Person or any of its Rule 506(d) Related Parties, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable.

3. Drag-Along Right.

3.1. Definitions. A "Sale of the Company" shall mean either: (a) a transaction or series of related transactions in which a Person, or a group of related Persons, acquires from stockholders of the Company shares representing more than fifty percent (50%) of the outstanding voting power of the Company (a "Stock Sale"); or (b) a transaction that qualifies as a "Deemed Liquidation Event," as defined in the Restated Certificate, as amended from time to time.

3.2. Actions to be Taken. In the event that (i) the holders of a majority of the shares of Common Stock initially issued to Corey Epstein (including any such shares that have been transferred to any permitted transferees), (ii) the holders of a majority of the then-outstanding shares of Series Seed Preferred Stock, voting as a single class on an as-converted basis (collectively with the holders of shares described in clause (i) above, the "Selling Rights Holders"), and (iii) the Board of Directors (collectively, the "Electing Holders") approve a Sale of the Company either (A) in writing pursuant to a written consent or (B) in a duly-called meeting of the Board or a duly-called meeting of the holders of the applicable Shares, as applicable, in either case specifying that this Section 3 shall apply to such transaction, then each Stockholder and the Company hereby agree:

(a) if such transaction requires stockholder approval (including without limitation approval of any class or series of voting securities of the Company), then with respect to all Shares that such Stockholder owns or over which such Stockholder otherwise exercises voting power, to vote (in person, by proxy or by action by written consent, as applicable) all Shares in favor of, and adopt, and raise no objections to, such Sale of the Company (together with any related amendment to the Restated Certificate required in order to implement such Sale of the

Company) and to vote in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate such Sale of the Company;

(b)   if such transaction is a Stock Sale, to sell the same proportion of shares of capital stock of the Company beneficially held by such Stockholder as is being sold by the applicable Selling Rights Holders to the Person to whom the Selling Rights Holders propose to sell their Shares, and, except as permitted in Subsection 3.3 below, on the same terms and conditions as the applicable Selling Rights Holders;

(c)   to execute and deliver all related documentation and take such other action in support of the Sale of the Company as shall reasonably be requested by the Company or the Selling Rights Holders in order to carry out the terms and provision of this Section 3, including without limitation executing and delivering (i) instruments of conveyance and transfer, (ii) any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing and share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances), (iii) such agreements and instruments reasonably necessary to provide the representations, warranties, indemnities, covenants and conditions relating to the Sale of the Company (subject to Subsection 3.3(c) below), and (iv) any similar or related documents;

(d)   not to deposit, and to cause their Affiliates not to deposit, except as provided in this Agreement, any Shares owned by such Stockholder or Affiliate in a voting trust or subject any Shares to any arrangement or agreement with respect to the voting of such Shares, unless specifically requested to do so by the acquiror in connection with the Sale of the Company;

(e)   to refrain from exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Sale of the Company;

(f)   if the consideration to be paid in exchange for the Shares pursuant to this Section 3 includes any securities and due receipt thereof by any Stockholder would require under applicable law (x) the registration or qualification of such securities or of any Person as a broker or dealer or agent with respect to such securities or (y) the provision to any Stockholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act of 1933, as amended, the Company may cause to be paid to any such Stockholder in lieu thereof, against surrender of the Shares which would have otherwise been sold by such Stockholder, an amount in cash equal to the fair value (as determined in good faith by the Board) of the securities which such Stockholder would otherwise receive as of the date of the issuance of such securities in exchange for the Shares; and

(g)   in the event that the Selling Rights Holders, in connection with such Sale of the Company, appoint a stockholder representative (the "**Stockholder Representative**") with respect to matters affecting the Stockholders under the applicable definitive transaction agreements following consummation of such Sale of the Company, (x) to consent to (i) the appointment of such Stockholder Representative, (ii) the establishment of any applicable escrow, expense or similar fund in connection with any indemnification or similar obligations, and (iii) the payment of such Stockholder's pro rata portion (from the applicable escrow or expense fund or otherwise) of any and all reasonable fees and expenses to such Stockholder Representative in connection with such Stockholder Representative's services and duties in connection with such Sale of the Company and its related service as the representative of the Stockholders, and (y) not to assert any claim or commence any suit against the Stockholder Representative or any other Stockholder with respect to any action or inaction taken or failed to be taken by the Stockholder Representative in connection with its service as the Stockholder Representative, absent fraud or willful misconduct.

3.3. Exceptions. Notwithstanding the foregoing, a Stockholder will not be required to comply with Subsection 3.2 above in connection with any proposed Sale of the Company (the "**Proposed Sale**") unless:

(a) any representations and warranties to be made by such Stockholder in connection with the Proposed Sale are limited to representations and warranties related to authority, ownership and the ability to convey title to such Shares, including but not limited to representations and warranties that (i) the Stockholder holds all right, title and interest in and to the Shares such Stockholder purports to hold, free and clear of all liens and encumbrances, (ii) the obligations of the Stockholder in connection with the transaction have been duly authorized, if applicable, (iii) the documents to be entered into by the Stockholder have been duly executed by the Stockholder and delivered to the acquirer and are enforceable against the Stockholder in accordance with their respective terms and (iv) neither the execution and delivery of documents to be entered into in connection with the transaction, nor the performance of the Stockholder's obligations thereunder, will cause a breach or violation of the terms of any agreement, law or judgment, order or decree of any court or governmental agency;

(b) the Stockholder shall not be liable for the inaccuracy of any representation or warranty made by any other Person in connection with the Proposed Sale, other than the Company (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any stockholder of any of identical representations, warranties and covenants provided by all stockholders);

(c) the liability for indemnification, if any, of such Stockholder in the Proposed Sale and for the inaccuracy of any representations and warranties made by the Company or its Stockholders in connection with such Proposed Sale, is several and not joint with any other Person (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any stockholder of any of identical representations, warranties and covenants provided by all stockholders), and subject to the provisions of the Restated Certificate related to the allocation of the escrow, is pro rata in proportion to, and does not exceed, the amount of consideration paid to such Stockholder in connection with such Proposed Sale, except in the case of liability for fraud or willful misconduct by such Stockholder;

(d) upon the consummation of the Proposed Sale, subject to Subsection 3.2(f) above, (i) each holder of each class or series of the Company's stock will receive the same form of consideration for their shares of such class or series as is received by other holders in respect of their shares of such same class or series of stock, (ii) each holder of a series of Preferred Stock (if any is authorized and outstanding) will receive the same amount of consideration per share of such series of Preferred Stock as is received by other holders in respect of their shares of such same series (except for cash payments in lieu of fractional shares), and (iii) each holder of Common Stock will receive the same amount of consideration per share of Common Stock as is received by other holders in respect of their shares of Common Stock (except for cash payments in lieu of fractional shares), and (iv) unless the holders of at least a majority of the shares of Preferred Stock then outstanding, voting collectively as a single class on an as-converted basis, elect to receive a lesser amount by written notice given to the Company at least two (2) days prior to the effective date of any such Proposed Sale, the aggregate consideration receivable by all holders of the Preferred Stock and Common Stock shall be allocated among the holders of Preferred Stock and Common Stock on the basis of the relative liquidation preferences to which the holders of each respective series of Preferred Stock and the holders of Common Stock are entitled in a Deemed Liquidation Event (assuming for this purpose that the Proposed Sale is a Deemed Liquidation Event) in accordance with the Company's Restated Certificate in effect immediately prior to the Proposed Sale; *provided, however*, that, notwithstanding the foregoing, if the consideration to be paid in exchange for the Key Holder Shares or Rights Holder Shares, as applicable, pursuant to this Subsection 3.3(d) includes any securities and due receipt thereof by any Key Holder or Rights Holder would require under applicable law (x) the registration or qualification of such securities or of any Person as a broker or dealer or agent with respect to such securities or (y) the provision to any Key Holder or Rights Holder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act of 1933, as amended, the Company may cause to be paid to any such Key Holder or Rights Holder in lieu thereof, against surrender of the Key Holder Shares or Rights Holder Shares, as applicable, which would have otherwise been sold by such Key Holder or Rights Holder, an amount in cash equal to the fair value (as determined in good faith by the Company) of the securities which such Key Holder or Rights Holder would otherwise receive as of the date of the issuance of such securities in exchange for the Key Holder Shares or Rights Holder Shares, as applicable; and

(e) subject to clause (d) above, requiring the same form of consideration to be available to the holders of any single class or series of capital stock, if any holders of any capital stock of the Company are given an option as to the form and amount of consideration to be received as a result of the Proposed Sale, all holders of such capital stock will be given the same option; *provided, however*, that nothing in this Subsection 3.3(e) shall entitle any holder to receive any form of consideration that such holder would be ineligible to receive as a result of such holder's failure to satisfy any condition, requirement or limitation that is generally applicable to the Company's stockholders.

3.4. Restrictions on Sales of Control of the Company. No Stockholder shall be a party to any Stock Sale unless all holders of Common Stock and Preferred Stock held by the Rights Holders are allowed to participate in such transaction and the consideration received pursuant to such transaction is allocated among the parties thereto in the manner specified in the Restated Certificate in effect immediately prior to the Stock Sale (as if such transaction were a Deemed Liquidation Event), unless the holders of a majority of the Common Stock held by the Rights Holders (other than shares converted or convertible from the Preferred Stock) and the holders of a majority of the Series Seed Preferred Stock held by the Rights Holders (including any shares issued or issuable upon conversion thereof) elect otherwise by written notice given to the Company at least ten days prior to the effective date of any such transaction or series of related transactions.

4. Remedies.

4.1. <u>Covenants of the Company</u>. The Company agrees to use all reasonable efforts, within the requirements of applicable law, to ensure that the rights granted under this Agreement are effective and that the parties enjoy the benefits of this Agreement. Such actions include, without limitation, the use of the Company's reasonable efforts to cause the nomination and election of the directors as provided in this Agreement.

4.2. <u>Irrevocable Proxy and Power of Attorney</u>. Each party to this Agreement hereby constitutes and appoints as the proxies of the party and hereby grants a power of attorney to the President of the Company, with full power of substitution, with respect to the matters set forth herein, including without limitation, election of individuals as members of the Board in accordance with Section 1 hereto, votes to increase authorized shares pursuant to Section 2 hereof and votes regarding any Sale of the Company pursuant to Section 3 hereof, and hereby authorizes him or her to represent and to vote, if and only if the party (i) fails to vote or (ii) attempts to vote (whether by proxy, in person or by written consent), in a manner which is inconsistent with the terms of this Agreement, all of such party's Shares in favor of the election of individuals as members of the Board determined pursuant to and in accordance with the terms and provisions of this Agreement or the increase of authorized shares or approval of any Sale of the Company pursuant to and in accordance with the terms and provisions of Sections 2 and 3, respectively, of this Agreement or to take any action necessary to effect Sections 2 and 3, respectively, of this Agreement. Each of the proxy and power of attorney granted pursuant to the immediately preceding sentence is given in consideration of the agreements and covenants of the Company and the parties in connection with the transactions contemplated by this Agreement and, as such, each is coupled with an interest and shall be irrevocable unless and until this Agreement terminates or expires pursuant to Section 6 hereof. Each party hereto hereby revokes any and all previous proxies or powers of attorney with respect to the Shares and shall not hereafter, unless and until this Agreement terminates or expires pursuant to Section 5 hereof, purport to grant any other proxy or power of attorney with respect to any of the Shares, deposit any of the Shares into a voting trust or enter into any agreement (other than this Agreement), arrangement or understanding with any Person, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of any of the Shares, in each case, with respect to any of the matters set forth herein.

4.3. <u>Specific Enforcement</u>. Each party acknowledges and agrees that each party hereto will be irreparably damaged, and that monetary damages would not adequately compensate an injured party hereunder, in the event any of the provisions of this Agreement are not performed by the parties in accordance with their specific terms or are otherwise breached. Accordingly, it is agreed that each of the Company and the Stockholders shall be entitled to a temporary or permanent injunction or restraining order against any breaches or threatened breaches of this Agreement, and to specific enforcement of this Agreement and its terms and provisions in any action instituted in any court of the United States or any state having subject matter jurisdiction. Further, each of the Company and the Stockholders waives any claim or defense that there is an adequate remedy at law for such breach or threatened breach.

4.4. <u>Remedies Cumulative</u>. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

5.	Term. This Agreement shall be effective as of the date hereof and shall continue in effect until and shall terminate upon the earliest to occur of (a) the consummation of the Company's first underwritten public offering of its Common Stock (other than a registration statement relating either to the sale of securities to employees of the Company pursuant to its stock option, stock purchase or similar plan or an SEC Rule 145 transaction); (b) the consummation of a Sale of the Company and distribution of proceeds to or escrow for the benefit of the Stockholders in accordance with the Restated Certificate, provided that the provisions of Section 3 hereof will continue after the closing of any Sale of the Company to the extent necessary to enforce the provisions of Section 3 with respect to such Sale of the Company; and (c) termination of this Agreement in accordance with Subsection 6.8 below.

6.	Miscellaneous.

6.1.	Additional Parties.

(a)	Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of Preferred Stock after the date hereof, then as a condition to the issuance of such shares the Company shall require that any such purchaser of Preferred Stock become a party to this Agreement by executing and delivering (i) the Adoption Agreement attached to this Agreement as Exhibit A, or (ii) a counterpart signature page hereto agreeing to be bound by and subject to the terms of this Agreement as a Rights Holder and Stockholder hereunder. In either event, each such Person shall thereafter shall be deemed a Rights Holder and Stockholder for all purposes under this Agreement.

(b)	In the event that after the date of this Agreement, the Company enters into an agreement with any Person to issue shares of capital stock to such Person (other than to a purchaser of Preferred Stock described in Subsection 6.1(a) above), following which such Person shall hold Shares constituting five percent (5%) or more of the Company's then outstanding capital stock (treating for this purpose all shares of Common Stock issuable upon exercise of or conversion of outstanding options, warrants or convertible securities, as if exercised and/or converted or exchanged), then, subject to applicable law, the Company shall cause such Person, as a condition precedent to entering into such agreement, to become a party to this Agreement by executing an Adoption Agreement in the form attached hereto as Exhibit A, agreeing to be bound by and subject to the terms of this Agreement as a Stockholder and thereafter such Person shall be deemed a Stockholder for all purposes under this Agreement.

6.2.	Transfers. Each transferee or assignee of any Shares subject to this Agreement shall continue to be subject to the terms hereof, and, as a condition precedent to the Company's recognizing such transfer, each transferee or assignee shall agree in writing to be subject to each of the terms of this Agreement by executing and delivering an Adoption Agreement substantially in the form attached hereto as Exhibit A. Upon the execution and delivery of an Adoption Agreement by any transferee, such transferee shall be deemed to be a party hereto as if such transferee were the transferor and such transferee's signature appeared on the signature pages of this Agreement and shall be deemed to be a Rights Holder and Stockholder, or Key Holder and Stockholder, as applicable. The Company shall not permit the transfer of the Shares subject to this Agreement on its books or issue a new certificate representing any such Shares unless and until such transferee shall have complied with the terms of this Subsection 6.2. Any transfer of shares in contravention of the foregoing shall be void ab initio. Each certificate representing the Shares subject to this Agreement if issued on or after the date of this Agreement shall be endorsed by the Company with the legend set forth in Subsection 6.12.

6.3. Successors and Assigns. Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

6.4. Governing Law. This Agreement and any controversy arising out of or relating to this Agreement shall be governed by and construed in accordance with the General Corporation Law of the State of Delaware as to matters within the scope thereof, and as to all other matters shall be governed by and construed in accordance with the internal laws of the State of Delaware, without regard to its principles of conflicts of laws.

6.5. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes, and enforceable against the parties actually executing such counterparts.

6.6. Titles and Subtitles; References. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement. All references in this Agreement to sections, paragraphs, exhibits and schedules shall, unless otherwise provided, refer to sections and paragraphs hereof and exhibits and schedules attached hereto, all of which exhibits and schedules are incorporated herein by this reference.

6.7. Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on Schedule A or Schedule B hereto, or to such email address, facsimile number or address as subsequently modified by written notice given in accordance with this Subsection 6.7, or if to the Company, then to the address set forth on the Company's signature page to this Agreement.

6.8. Consent Required to Amend, Terminate or Waive. This Agreement may be amended or terminated and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a written instrument executed by (a) the Company; (b) the Key Holders holding a majority of the Shares then held by the Key Holders who are then providing services to the Company as officers, employees or consultants; and (c) the holders of a majority of the shares, held by the Rights Holders, of then-outstanding Series Seed Preferred Stock or Common Stock issued upon conversion of Series Seed Preferred Stock (voting as a single class and on an as-converted basis) (and, for the avoidance of doubt, excluding then-outstanding Non-Voting Preferred Stock or Common Stock issued upon conversion of Non-Voting Preferred Stock). Notwithstanding the foregoing:

(a)   this Agreement may not be amended or terminated and the obser-vance of any term of this Agreement may not be waived with respect to any Rights Holder or Key Holder without the written consent of such Rights Holder or Key Holder unless such amendment, termination or waiver applies to all Rights Holders or Key Holders, as the case may be, in the same fashion;

(b)   the consent of the Key Holders shall not be required for any amendment or waiver if such amendment or waiver either (A) is not directly applicable to the rights of the Key Holders hereunder or (B) does not adversely affect the rights of the Key Holders in a manner that is different than the effect on the rights of the other parties hereto;

(c)   Schedule A hereto may be amended by the Company from time to time as contemplated by Section 1 of the Purchase Agreement to add information regarding additional purchasers of Series A-3 Preferred Stock after the date hereof without the consent of the other parties hereto;

(d)   any provision hereof may be waived by the waiving party on such party's own behalf, without the consent of any other party;

(e)   Subsection 1.2(a) of this Agreement shall not be amended or waived without the written consent of the holders of a majority of the shares of Series Seed Preferred Stock (voting as a single class on an as-converted basis) (and, for the avoidance of doubt, excluding then-outstanding Non-Voting Preferred Stock);

(f)   Subsection 1.2(b) of this Agreement shall not be amended or waived without the written consent of the holders of record of a majority of the shares of Common Stock not issued or issuable (directly or indirectly) upon conversion of the Preferred Stock, voting exclusively and as a separate class); and

(g)   Subsection 1.2(c) of this Agreement shall not be amended or waived without the written consent of both (i) the holders of record of a majority of the shares of Common Stock not issued or issuable (directly or indirectly) upon conversion of the Preferred Stock, voting exclusively and as a separate class, on the one hand, and (ii) the holders of a majority of the shares of Series Seed Preferred Stock (voting as a single class on an as-converted basis) (and, for the avoidance of doubt, excluding then-outstanding Non-Voting Preferred Stock), on the other hand.

The Company shall give prompt written notice of any amendment, termination or waiver here-under to any party that did not consent in writing thereto. Any amendment, termination or waiver effected in accordance with this Subsection 6.8 shall be binding on each party and all of such party's successors and permitted assigns, whether or not any such party, successor or assignee entered into or approved such amendment, termination or waiver. For purposes of this Subsection 6.8, the requirement of a written instrument may be satisfied in the form of an action by written consent of the Stockholders circulated by the Company and executed by the Stockholder parties specified, whether or not such action by written consent makes explicit reference to the terms of this Agreement.

6.9.   Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default previously or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

6.10.   Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

6.11.   Entire Agreement. Upon the effectiveness of this Agreement, the Prior Agreement shall be deemed amended and restated to read in its entirety as set forth in this Agreement. This Agreement (including the Exhibits hereto), the Restated Certificate and the other Transaction Agreements (as defined in the Purchase Agreement) constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled.

6.12.   Legend on Share Certificates. Each certificate representing any Shares subject to this Agreement issued on or after the date hereof shall be endorsed by the Company with a legend reading substantially as follows:

"THE SHARES EVIDENCED HEREBY ARE SUBJECT TO A VOTING AGREE-MENT, AS MAY BE AMENDED FROM TIME TO TIME, (A COPY OF WHICH MAY BE OBTAINED UPON WRITTEN REQUEST FROM THE COMPANY), AND BY ACCEPTING ANY INTEREST IN SUCH SHARES THE PERSON ACCEPTING SUCH INTEREST SHALL BE DEEMED TO AGREE TO AND SHALL BECOME BOUND BY ALL THE PROVISIONS OF THAT VOTING AGREEMENT, INCLUDING CERTAIN RESTRICTIONS ON TRANSFER AND OWNERSHIP SET FORTH THEREIN."

The Company, by its execution of this Agreement, agrees that it will cause the certificates evidencing the Shares subject to this Agreement issued on and after the date hereof to bear the legend required by this Subsection 6.12 of this Agreement, and it shall supply, free of charge, a copy of this Agreement to any holder of a certificate evidencing Shares subject to this Agreement upon written request from such holder to the Company at its principal office. The parties to this Agreement do hereby agree that the failure to cause the certificates evidencing the Shares to bear the legend required by this Subsection 6.12 herein and/or the failure of the Company to supply, free of charge, a copy of this Agreement as provided hereunder shall not affect the validity or enforcement of this Agreement.

6.13. Shares Subject to this Agreement; Stock Splits, Stock Dividends, etc. Each Stockholder agrees to hold all Shares registered in its respective name or beneficially owned by it as of the date of this Agreement or acquired by them after the date hereof subject to, and to vote all such Shares in accordance with, the provisions of this Agreement. In the event of any issuance of Shares of the Company's voting securities hereafter to any of the Stockholders (including, without limitation, in connection with any stock split, stock dividend, recapitalization, reorganization, or the like), such Shares shall become subject to this Agreement and shall be endorsed with the legend set forth in Subsection 6.12.

6.14. Manner of Voting. The voting of Shares pursuant to this Agreement may be effected in person, by proxy, by written consent or in any other manner permitted by applicable law. For the avoidance of doubt, voting of the Shares pursuant to the Agreement need not make explicit reference to the terms of this Agreement.

6.15. Further Assurances. At any time or from time to time after the date hereof, the parties agree to cooperate with each other, and at the request of any other party, to execute and deliver any further instruments or documents and to take all such further action as the other party may reasonably request in order to evidence or effectuate the consummation of the transactions contemplated hereby and to otherwise carry out the intent of the parties hereunder.

6.16. Dispute Resolution. Any unresolved controversy or claim arising out of or relating to this Agreement, except as (i) otherwise provided in this Agreement, or (ii) any such controversies or claims arising out of either party's intellectual property rights for which a provisional remedy or equitable relief is sought, shall be submitted to arbitration by one arbitrator mutually agreed upon by the parties, and if no agreement can be reached within thirty (30) days after names of potential arbitrators have been proposed by the American Arbitration Association (the "AAA"), then by one arbitrator having reasonable experience in corporate finance transactions of the type provided for in this Agreement and who is chosen by the AAA. The arbitration shall take place in Los Angeles County, California, in accordance with the AAA rules then in effect, and judgment upon any award rendered in such arbitration will be binding and may be entered in any court having jurisdiction thereof. There shall be limited discovery prior to the arbitration hearing as follows: (a) exchange of witness lists and copies of documentary evidence and documents relating to or arising out of the issues to be arbitrated, (b) depositions of all party witnesses and (c) such other depositions as may be allowed by the arbitrators upon a showing of good cause. Depositions shall be conducted in accordance with the California Code of Civil Procedure, the arbitrator shall be required to provide in writing to the parties the basis for the award or order of such arbitrator, and a court reporter shall record all hearings, with such record constituting the official transcript of such proceedings. The prevailing party shall be entitled to reasonable attorney's fees, costs, and necessary disbursements in addition to any other relief to which such party may be entitled. Each of the parties to this Agreement consents to personal jurisdiction for any equitable action sought in the U.S. District Court for the Central District of California or any court of the State of California having subject matter jurisdiction.

6.17. Aggregation of Stock. All Shares held or acquired by a Stockholder and/or its Affiliates shall be aggregated together for the purpose of determining the availability of any rights under this Agreement, and such Affiliated Persons may apportion such rights as among themselves in any manner they deem appropriate.

6.18. Costs and Attorneys' Fees. Notwithstanding any other provision herein, if any action at law or in equity (including arbitration) is instituted under or in relation to this Agreement, including without limitation to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to recover from the losing party all fees, costs and expenses of enforcing or interpreting the terms of this Agreement, including without limitation reasonable attorneys' and accountants' fees, costs and necessary disbursements (including with respect to appeals) in addition to any other relief to which such party may be entitled.

6.19. Spousal Consent. If any individual Stockholder is married on the date of this Agreement, such Stockholder's spouse shall execute and deliver to the Company a consent of spouse in the form of Exhibit B hereto ("Consent of Spouse"), effective on the date hereof. Notwithstanding the execution and delivery thereof, such consent shall not be deemed to confer or convey to the spouse any rights in such Stockholder's Shares that do not otherwise exist by operation of law or the agreement of the parties. If any individual Stockholder should marry or remarry subsequent to the date of this Agreement, such Stockholder shall within thirty (30) days thereafter obtain his/her new spouse's acknowledgement of and consent to the existence and binding effect of all restrictions contained in this Agreement by causing such spouse to execute and deliver a Consent of Spouse acknowledging the restrictions and obligations contained in this Agreement and agreeing and consenting to the same.

6.20. Stockholder Representations. Each Stockholder represents and warrants that (a) such Stockholder owns its Shares free and clear of liens and encumbrances and has not, prior to or on the date of this Agreement, executed or delivered any proxy or entered into any other voting agreement or similar arrangement with respect to such Shares, and (b) such Stockholder has full power and capacity to execute, deliver and perform this Agreement, which has been duly executed and delivered by, and evidences the valid and binding obligation of, such Stockholder, enforceable in accordance with its terms.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Amended and Restated Voting Agreement as of the date first written above.

DENIM.LA, INC.

By: _____

Corey Epstein
President and Chief Executive Officer

Address:

_____

_____

With a copy (which shall not constitute notice) to:

Strategic Law Partners, LLP
Attn: Bradley Schwartz
500 South Grand Avenue, Suite 2050
Los Angeles, California 90071

SIGNATURE PAGE TO VOTING AGREEMENT

IN WITNESS WHEREOF, the parties have executed this Amended and Restated Voting Agreement as of the date first written above.

RIGHTS HOLDER:

By: _____
      Corey Epstein

OTHER RIGHTS HOLDERS:

_____
(Print Name of Rights Holder)

By: _____

Name: _____
            (print)

Title: _____

Address: _____

_____

SIGNATURE PAGE TO VOTING AGREEMENT

IN WITNESS WHEREOF, the parties have executed this Amended and Restated Voting Agreement as of the date first written above.

KEY HOLDERS:

By: _____
Ryan Jaleh

By: _____
Marcus Martinez

By: _____
Mark Lynn

OTHER KEY HOLDERS:

By: _____
Name: _____
Title: _____

SIGNATURE PAGE TO VOTING AGREEMENT

SCHEDULE A

RIGHTS HOLDERS

Common Stock and Preferred Stock

Name and Address	Number of Shares Held
Corey Epstein 1134 11th Street, Unit 101 Santa Monica, CA 90403	6,050,000 shares of Common Stock; 617,122 shares of Series Seed Preferred Stock

Series Seed Preferred Stock

Name and Address	Number of Shares Held
Amplify.LA Capital, LLC c/o Paul Bricault, Managing Director 1600 Main St. Venice, CA 90291	1,222,364
Arena Ventures Attn: Paige Craig 1518 N. Orange Grove Avenue Los Angeles, CA 90046	773,335
Siemer Ventures II, LP Attn: Eric Manlunas, Managing Partner 1333 2nd St., Suite 600 Santa Monica, CA 90401	1,004,400
Baroda Ventures LLC Attn: Peter T. Lee, President 245 South Beverly Drive Beverly Hills, CA 90212	773,335
Plus Capital, LP Attn: Adam Lilling, Managing Partner 100 Wishire Blvd. #200 Santa Monica, CA 90401	773,139
Siemer Ventures II, LP Attn: Eric Manlunas, Managing Partner 1333 2nd St., Suite 600 Santa Monica, CA 90401	338,019
Baroda Ventures LLC Attn: Peter T. Lee, President 245 South Beverly Drive Beverly Hills, CA 90212	241,667
Dennis Phelps	241,381

Name and Address	Number of Shares Held
333 Main St., #9E San Francisco, CA 94105 dbrianphelps@yahoo.com	
CAA Ventures c/o Michael A. Zobel, President 2000 Avenue of the Stars Los Angeles, CA 90067	480,470
SLP Ventures II, LLC c/o Bradley Schwartz, Manager 4166 Woodleigh Lane La Canada, CA 91011	238,885
Crunch Fund I, L.P. c/o Greenough Group 1350 Old Bayshore Highway, Suite 920 Burlingame, CA 94010	713,462
Welle Family Trust c/o Bernhard J. Welle, General Parnter 6636 County Road 250 Durango, CO 81301	237,022
SC Enterprises Worldwide LLC 130 West 19th St., 12D New York, New York 10011	237,022
TenOneTen Ventures, LLC c/o David Waxman, Managing Member 137 N. Larchmont Blvd. #494 Los Angeles, CA 90004	473,881
Viking Power c/o Daniel Brown 1553 Platte St., Ste. 204 Denver, CO 80202	236,920
Dennis Phelps 333 Main St., #9E San Francisco, CA 94105 dbrianphelps@yahoo.com	236,920
Amplify.LA Capital, LLC c/o Paul Bricault, Managing Director 1600 Main St. Venice, CA 90291	236,900
Amplify.LA Capital II, LLC c/o Paul Bricault, Managing Director 1600 Main St. Venice, CA 90291	118,450
Crunch Fund I, L.P. c/o Greenough Group	236,879

Name and Address	Number of Shares Held
1350 Old Bayshore Highway, Suite 920 Burlingame, CA 94010	
Michael Lastoria 215 I St. NE, #402 Washington, DC 20002	236,859
Mark L. Epstein 6410 Country Road 250 Durango, CO 81301	236,797
Lahona Ventures LLC c/o Andrew Lahona, Manager/Member 9164 E. Lost Hill Trail Lone Tree, CO 80124	236,756
Siemer Ventures II LP Attn: Eric Manlunas, Managing Partner 1333 2nd St., Suite 600 Santa Monica, CA 90401	709,103
Demarest Films, LLC 11925 Wilshire Boulevard, Suite 310 Los Angeles, CA 90025 Attn: Sam Englebardt	235,713
Tom McInerny 2151 5th Ave W. Seattle, WA 98119	235,365
Glenn E. Montgomery 4855 Willow Stone Heights Colorado Springs, CO 80906	117,611
Daniel Brown 4514 W. 34th Ave. Denver, CO 80212	117,550
Mark L. Epstein 6410 Country Road 250 Durango, CO 81301	117,324
The Bernhard J. and Diane H. Welle Family Trust c/o Bernhard J. Welle, General Partner 6636 County Road 250 Durango, CO 81301	234,588
The Academy, LLC c/o Nicholas Gross 760 N. Cahuenga Blvd. Los Angeles, CA 90038	117,284
Dave Berlin 1900 16th Street, Suite 230 Denver, CO 80202	234,362
Randy Nichols 1899 Wynkoop St. #425	935,731

Name and Address	Number of Shares Held
Denver, CO 80202	
Plus Capital, LP Attn: Adam Lilling, Managing Partner 100 Wishire Blvd. #200 Santa Monica, CA 90401	185,771
The Mandel Company Attn: Robert Mandel, President 9100 Wilshire Blvd., 400W Beverly Hills, CA 90212	185,722
Zillion, LLC c/o Trevor Pettennude 1215 Delaware St. Denver, CO 80204	539,088
Zillion, LLC c/o Trevor Pettennude 1215 Delaware St. Denver, CO 80204	1,113,940
Zillion, LLC c/o Trevor Pettennude 1215 Delaware St. Denver, CO 80204	371,313
Zillion, LLC c/o Trevor Pettennude 1215 Delaware St. Denver, CO 80204	1,838,396
Plus Capital, LP Attn: Adam Lilling, Managing Partner 100 Wishire Blvd. #200 Santa Monica, CA 90401	367,679
The Kevin Yorn Trust 2000 Ave. of the Stars 3rd Floor, North Los Angeles, CA 90067	110,303
3-4 Surf, GP c/o Gettleson Witzer 16000 Ventura Blvd., Suite 900 Encino, CA 91436	183,839
Baroda Ventures LLC Attn: Peter T. Lee, President 245 South Beverly Drive Beverly Hills, CA 90212	183,839
Amplify.LA Capital II, LLC c/o Paul Bricault, Managing Director 1600 Main St. Venice, CA 90291	240,400

Name and Address	Number of Shares Held
QueensBridge Fund I, L.P. Attn: Managing Member 1801 Century Park East, Suite 1132 Los Angeles, CA 90067	91,919
Viking Power, LLC c/o Daniel Brown 1553 Platte St., Ste. 204 Denver, CO 80202	183,839
Siemer Ventures II LP Attn: Eric Manlunas, Managing Partner 1333 2nd St., Suite 600 Santa Monica, CA 90401	183,839
Clark W. Landry 732 Beverly Glen Blvd. Los Angeles, CA 90024	91,919
Structure Fund LP Attn: Partner 9229 Sunset Blvd. #810 West Hollywood, CA 90069	91,919
Scott C. Steigerwald 780 Core Drive Port Austin, MI 48467	735,358
Patrick M. Falle Living Trust c/o Patrick M. Falle 5228 Glengate Road Rochester Hills, MI 48306	441,215
William Essin 1648 Little Raven St. Denver, CO 80202	91,919
Bradley J. Zions 8818 Pinto Place Los Angeles, CA 90069	91,919
Equity Trust Company Custodian FBO Warren Loui IRA 5088 Alta Canyada Road La Canada, CA 91011	91,919

Series A Preferred Stock

Name and Address	Number of Shares Held
SeedInvest Direct Investors	3,510,059
Each other Person that is a party to that certain Subscription Agreement for the sale of the	The number of Shares of Series A Preferred Stock sold to such Investor under such

5

Name and Address	Number of Shares Held
Company's Series A Preferred Stock dated as of August 8, 2016, as an "Investor" thereunder.	Subscription Agreement for the sale of the Company's Series A Preferred Stock.

Series A-2 Preferred Stock

Name and Address	Number of Shares Held
Each Person that is a party to that certain Subscription Agreement for the sale of the Company's Series A-2 Preferred Stock dated as of September 20, 2017, as an "Investor" thereunder.	The number of Shares of Series A-2 Preferred Stock sold to such Investor under such Subscription Agreement for the sale of the Company's Series A-2 Preferred Stock.

Series CF Preferred Stock

Name and Address	Number of Shares Held
Each Person that is a party to that certain Subscription Agreement for the sale of the Company's Series CF Preferred Stock dated as of July 31, 2018, as an "Investor" thereunder.	The number of Shares of Series CF Preferred Stock sold to such Investor under such Subscription Agreement for the sale of the Company's Series CF Preferred Stock.

Series A-3 Preferred Stock

Name and Address	Number of Shares Held
Each Person that is a party to the Purchase Agreement as an "Investor" thereunder.	The number of Shares of Series A-3 Preferred Stock sold to such Investor under the Purchase Agreement.

SCHEDULE B

KEY HOLDERS

Name and Address	Number of Shares Held
Ryan Jaleh 11938 Dorothy Street Apt. 4 Los Angeles, CA 90049	245,060 shares of Common Stock; 101,847 shares of Series Seed Preferred
Marcus Martinez 2019 Lake Shore Ave. Los Angeles, CA 90039	241,289 shares of Common Stock
Mark Lynn 13700 Marina Pointe Drive Marina Del Rey, CA 90292	2,688,889 shares of Common Stock; Options to purchase up to 3,361,111 shares of Common Stock

ADOPTION AGREEMENT

This Adoption Agreement ("**Adoption Agreement**") is executed on _____, 20___, by the undersigned (the "**Holder**") pursuant to the terms of that certain Amended and Restated Voting Agreement dated as of _____, 2018 (the "**Agreement**"), by and among Denim.LA, Inc. (the "**Company**") and certain of its Stockholders, as such Agreement may be amended or amended and restated hereafter. Capitalized terms used but not defined in this Adoption Agreement shall have the respective meanings ascribed to such terms in the Agreement. By the execution of this Adoption Agreement, the Holder agrees as follows:

1.1 Acknowledgement. Holder acknowledges that Holder is acquiring certain shares of the capital stock of the Company (the "**Stock**") or options, warrants or other rights to purchase such Stock (the "**Options**"), for one of the following reasons (Check the correct box):

☐ as a transferee of Shares from a party in such party's capacity as an "Rights Holder" bound by the Agreement, and after such transfer, Holder shall be considered an "Rights Holder" and a "Stockholder" for all purposes of the Agreement.

☐ as a transferee of Shares from a party in such party's capacity as a "Key Holder" bound by the Agreement, and after such transfer, Holder shall be considered a "Key Holder" and a "Stockholder" for all purposes of the Agreement.

☐ as a new Rights Holder in accordance with Subsection 6.1(a) of the Agreement, in which case Holder will be an "Rights Holder" and a "Stockholder" for all purposes of the Agreement.

☐ in accordance with Subsection 6.1(b) of the Agreement, as a new party who is not a new Rights Holder, in which case Holder will be a "Stockholder" for all purposes of the Agreement.

1.2 Agreement. Holder hereby (a) agrees that the Stock [Options], and any other shares of capital stock or securities required by the Agreement to be bound thereby, shall be bound by and subject to the terms of the Agreement and (b) adopts the Agreement with the same force and effect as if Holder were originally a party thereto.

1.3 Notice. Any notice required or permitted by the Agreement shall be given to Holder at the address or facsimile number listed below Holder's signature hereto.

HOLDER: _____

By: _____
Name and Title of Signatory

Address: _____

_____

Facsimile Number: _____

ACCEPTED AND AGREED:

DENIM.LA, INC.

By: _____

Title: _____

EXHIBIT B

CONSENT OF SPOUSE

I, the undersigned, spouse of the Stockholder listed below, acknowledge that I have read the Amended and Restated Voting Agreement, dated as of _____, 2018, to which this Consent is attached as Exhibit B (the "**Agreement**"), and that I know the contents of the Agreement. I am aware that the Agreement contains provisions regarding the voting and transfer of shares of capital stock of the Company that my spouse may own, including any interest I might have therein.

I hereby agree that my interest, if any, in any shares of capital stock of the Company subject to the Agreement shall be irrevocably bound by the Agreement and further understand and agree that any community property interest I may have in such shares of capital stock of the Company shall be similarly bound by the Agreement.

I am aware that the legal, financial and related matters contained in the Agreement are complex and that I am free to seek independent professional guidance or counsel with respect to this Consent. I have either sought such guidance or counsel or determined after reviewing the Agreement carefully that I will waive such right.

Dated:_____

Spouse (signature):_____

Spouse (print name):_____

Stockholder (print name):_____